FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of May, 2002
Matsushita Electric Industrial Co., Ltd.
Kadoma, Osaka, Japan

This Form 6-K consists of:

1. Notice of the annual shareholders' meeting (English translation) issued by Matsushita Electric Industrial Co., Ltd. (the "registrant"); and

2. News release issued on May 20, 2002 by the registrant announcing that its Board of Directors resolved to submit a proposal at the ordinary general meeting of shareholders, to be held on June 27, 2002, regarding the issue of stock acquisition rights as stock options, pursuant to the provisions of Article 280-20 and Article 280-21 of the Japanese Commercial Code, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By: ______________________

Shigeru Nakatani, Attorney-in-Fact
President
Panasonic Finance (America), Inc.

Dated: June 19, 2002

NOTICE OF
THE 95TH ORDINARY GENERAL MEETING
OF SHAREHOLDERS

to be held in Osaka, Japan

on June 27, 2002

[This is a translation from the Japanese of a notice circulated to shareholders in Japan.]

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

May 31, 2002

Dear Shareholders :

Notice of the 95th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 95th Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the meeting.

If it is inconvenient for you to attend the meeting, you are sincerely requested to examine carefully the referential materials contained herein and to either mail, as soon as possible, the voting instruction card duly signed by you after marking "for" or "against" each bill, or to exercise your voting right via the website (http://www.web54.net) (See attachment for detailed instruction).

****

1. Date: 10:00 a.m. Thursday, June 27, 2002
2. Place: Head Office of the Company
3. Purposes of the Meeting:
   - Matters to be Reported:
     The business report, balance sheet and statement of operations with respect to the 95th fiscal period from April 1, 2001 to March 31, 2002
   - Matters to be Acted Upon:

Bill No. 1: To approve the proposed allocation of profit with respect to the 95th fiscal period

Bill No. 2: To make partial amendments to the Company's Articles of Incorporation
(See pages 20~24 for details of the bill.)

Bill No. 3: To approve the Share Exchange Agreement between the Company and Matsushita Communication Industrial Co., Ltd.
(See pages 24~41 for details of the bill.)

Bill No. 4: To approve the Share Exchange Agreement between the Company and Kyushu Matsushita Electric Co., Ltd.
(See pages 43~53 for details of the bill.)

Bill No. 5: To approve the Share Exchange Agreement between the Company and Matsushita Seiko Co., Ltd.
(See pages 55~65 for details of the bill.)

Bill No. 6: To approve the Share Exchange Agreement between the Company and Matsushita Kotobuki Electronics Industries, Ltd.
(See pages 67~77 for details of the bill.)

Bill No. 7: To approve the Share Exchange Agreement between the Company and Matsushita Graphic Communication Systems, Inc.
(See pages 79~89 for details of the bill.)

Bill No. 8: To approve the repurchase of the Company's own shares (See page 90 for details of the bill.)

Bill No. 9: To elect 15 directors

Bill No. 10: To issue stock aquisition rights as stock option (See pages 93~94 for details of the bill.)

Bill No. 11: To grant retirement allowances to retiring directors for their meritorious service

Sincerely yours,

Kunio Nakamura
President and Director
Matsushita Electric Industrial Co., Ltd.
1006 Oaza Kadoma, Kadoma-shi, Osaka

Shareholders attending the meeting are requested to hand in the voting instruction card at the reception desk of the meeting venue. Those exercising their voting rights via the website (http://www.web54.net) are requested to use the voting code and temporary password which are printed on the right hand side of the voting instruction card.

· Editor's notes:

1. The financial statements and other information included in this Notice of Shareholders meeting are prepared primarily on a parent company alone basis in accordance with Japanese regulations. In some cases where required, however, consolidated financial information is also provided herein. Parent-alone and consolidated financial information should not be confused with each other.
2. In accordance with the Regulations concerning Financial Documents under the Japanese Commercial Code, all amounts less than one million yen have been omitted in the financial statements in this Notice, unless otherwise indicated. Similarly, in this Notice, amounts less than one-tenth of a billion yen are truncated in cases where financial tables and descriptions are provided in billions of yen.

[Appendix to the Notice of General Meeting of Shareholders]

Business Report for the 95th Fiscal Period

(Fiscal year from April 1, 2001 to March 31, 2002)

1. Brief Business Review

(1) Business Progress and Results during the Period

During the year ended March 31, 2002 (fiscal 2002), the business environment fell into an extremely severe climate, as the negative effects of the global IT industry recession and the slowdown of U.S. economic growth, combined with the September 11 terrorist attacks, spread to other regions of the world including Asia and Europe, while the domestic market experienced further setbacks due to sluggish consumer spending and retracted capital investment. In the industrial sector, international borderless competition continued to intensify, with such factors as the rapid expansion of Chinese and East Asian manufacturers.

Within such an environment, Matsushita, in April 2001, started its three-year mid-term business plan, named "Value Creation 21," in order to become a corporation that can play an even greater role in the advanced information-oriented society, which is evolving with the expansion of digital networks. Toward this goal, the Company undertook various initiatives to deconstruct existing management structures established through successful experience during the past century and to transform itself into a "lean and agile Matsushita" that can respond quickly to customer demands. Specifically, a series of restructuring initiatives have been implemented, including reforms of the domestic consumer products distribution structure to be competitive in the high-volume market, manufacturing innovation through IT utilization, strategic selection and integration of businesses and manufacturing locations to enhance profitability, and employment restructuring initiatives such as the "Special Life Assistance Plan" early retirement program.

Meanwhile, to achieve new growth, Matsushita conducted research and development structural reforms to create competitive products through concentration of Groupwide R&D resources into strategic areas. The Company also actively promoted strategic alliances, establishing a joint venture with Toshiba Corporation in the liquid crystal display (LCD) field, entering into a comprehensive cooperation agreement with Hitachi, Ltd. in the home appliance field, and forming a development alliance with NEC in the next-generation mobile handset field.

Despite such efforts, under the aforementioned severe conditions, annual net sales for fiscal 2002 declined 19.3% from the previous year to ¥3,900.7 billion, due mainly to setbacks in domestic and overseas demand, and price declines caused by intensified competition.

With regard to profit, although strong efforts were made to improve overall management efficiency through such initiatives as the company-wide innovation campaign as part of "Value Creation 21," the effects of significant sales decreases and price declines resulted in a recurring loss of ¥42.4 billion. Furthermore, Matsushita incurred non-recurring losses, including ¥130.5 billion for business restructuring expenses related mainly to employment restructuring initiatives and the restructuring of domestic operating and distribution divisions, as well as ¥81.5 billion for loss on valuation of investment securities caused by the deteriorated stock market.

As a result of the aforementioned, net loss for fiscal 2002 amounted to ¥132.4 billion.

Departmental Activities

In response to the new business environment created by the evolution of a digital networking society, the integration of broadcasting and communications and other recent developments, Matsushita has reclassified its business segments from the former Consumer Products, Industrial Products and Components categories into four new categories: AVC Networks, including video and audio equipment and information and communications equipment; Home Appliances, including home appliances and household equipment; Industrial Equipment, including factory automation (FA) equipment and other industrial equipment; and Components and Devices, including general electronic components and semiconductors.

An outline of sales by new categories for the fiscal year is as follows:

AVC Networks

Video and audio equipment

Sales in this category dropped to ¥561.9 billion, a 12.3% decline as compared with the previous year. Matsushita launched new products centered on digital AV equipment, and sales expanded in DVD equipment and digital still cameras. However, sales of TVs, VCRs and audio equipment decreased due to price declines and reduced exports caused by a shift of manufacturing to overseas locations.

Although overall demand for TVs remained slow, Matsushita maintained the top position in the Japanese digital TV market and further strengthened its product lineup with the launch of broadcast satellite (BS) plasma display panel (PDP) TVs, which offer one of the industry's highest levels of brightness and contrast.

In DVD equipment, Matsushita's unique DVD video recorder featuring simultaneous recording and playback became a market hit, enabling the Company to capture an overwhelming market share. The Company also introduced a new multi-function DVD player that is compatible with GameCube software from Nintendo, thus helping broaden the "DVD world."

Matsushita has also greatly expanded the range of SD (Secure Digital) Memory Card compatible products, covering not only audio and video equipment, but also information and communications equipment and home appliances. Likewise, steady progress has been made to popularize the SD Memory Card by increasing supporting companies in diverse industries, centered on the SD Card Association, which comprises over 400 corporate members worldwide.

To respond to growing demand for digital still cameras, Matsushita strengthened its product lineup, introducing the "LUMIX" series in collaboration with Leica Camera AG.

In the years to come, with focus on new digital TV-oriented, interactive services that combine broadcasting and the Internet, which are soon to be launched, Matsushita seeks to expand its opportunities in the relevant business area by offering everything from equipment and systems to related services.

Information and communications equipment

Sales in this category declined 19.5% from the previous year, to ¥1,324.8 billion. The decrease was mainly due to sluggish sales of communications equipment, in particular cellular phones, and personal computers (PCs).

In communications equipment, Matsushita began supplying "FOMA" terminals for the W-CDMA standard, the world's first third-generation, mobile communications service, and later, in the second half of the year, launched a new Internet-compatible slim folding handset with multi-color, high picture quality display, which was very well accepted by the market.

In PCs, Matsushita introduced the world's lightest B-5 size notebook PC with mobile communication functions. In PC peripherals, sales of the industry's slimmest and fastest DVD-ROM and CD-R/RW combination drive showed solid growth.

In broadcast- and business-use AV equipment, the compact, light DVCPRO series received high praise. Matsushita supported the Salt Lake Olympics by supplying a range of comprehensive systems, which included such broadcast-use video equipment, as well as large-screen visual and acoustic equipment.

In automobile related equipment, Matsushita expanded its businesses, especially in car navigation systems and in-vehicle IT terminals. Among them, in addition to the Company's industry-leading DVD-equipped car navigation systems, Matsushita marketed a new model, which incorporates a hard disk drive and is capable of processing large volumes of data in an instant. The Company also worked aggressively to supply electronic toll collection (ETC)-related equipment in line with the nationwide expansion of ETC services.

For the future, Matsushita will place emphasis on the creation of products and systems that will help build social infrastructures and enhance governmental and other public services in the broadband network era.

Home Appliances

Sales in this category decreased 21.3% from the previous year, to ¥666.1 billion. Sales of both home appliances and household equipment declined, affected largely by sluggish consumer spending in Japan.

In home appliances, several products including refrigerators that employ a CFC-free refrigerant, and a centrifugal force washer/dryer with the world's first air- and water-cooling technology to reduce drying time, gained acclaim from the market. The Company also introduced new products to the market such as room air conditioners with the world's first "ion fresher" function and an easy-to-use mini washing machine named "electric bucket." Furthermore, Matsushita launched the "N-Plan," a new advertising and marketing campaign to enhance the "National" brand image.

In household equipment, the Company enjoyed sales increases in slim, space-saving dishwashers and 200-volt induction-heating cookers. Matsushita also initiated network service businesses, including a Web-based tele-homecare system, as part of its healthcare-related business.

Pursuing 'Coexistence with the Environment' as the key concept, Matsushita aims to achieve new growth by creating new businesses and products that ensure customers' "peace of mind, security and brand loyalty" in the years to come.

Industrial Equipment

Sales in this category dropped 32.7% from the previous year, to ¥256.4 billion. A sharp decrease in capital investment reflecting the IT industry recession led to an overall sales decline in this category. In the face of such conditions, in FA equipment, Matsushita counteracted the declining trend in market prices by strengthening, in particular, its line of high-speed multi-function electronic-parts-mounting machines, while also working to maintain a competitive advantage in modular-components mounting machines and strengthening sales in the rapidly growing Chinese market.

In welding equipment, Matsushita sought to increase added value of its products through its digital CO_2/MAG automatic welding machine series. In power distribution systems, the Company inaugurated "Energy Management Service" to provide energy savings proposals utilizing telecommunications lines with power distribution equipment as information terminals.

Into the future, Matsushita aims to provide not only hardware, but also total solutions, including engineering and related services.

Components and Devices

Sales in this category decreased 17.2% from the previous year, to ¥1,091.4 billion. Sluggish conditions persisted almost across the board, including general electronic components and semiconductors, mainly reflecting the slump in cellular phone and other IT- related industries.

In general electronic components, specialty polymer aluminum electrolytic capacitors for information and communications equipment, and small, high-capacitance compact multilayer ceramic chip capacitors received favorable market response.

In semiconductors, with emphasis on the system LSI business, Matsushita launched new products for use in such key areas as digital AV equipment and mobile communications equipment, and also strengthened its production structure by constructing new facilities that meet the demand for a higher level of circuit integration.

In electric motors, Matsushita aggressively expanded its lineup of vibration motors for cellular phones, while also introducing linear servomotors for industrial applications. Matsushita was awarded the "Okouchi Memorial Prize for Production" for its polygon mirror scanner motor, which is the key component of laser beam printers, resulting in high praise for the Company's development and mass-production technology for this motor.

In the future, Matsushita will strive even more aggressively to create components and devices that will obtain top market share in their respective categories through the development of proprietary technologies.

Sales Breakdown

Category	Sales (billions of yen)	Percentage of previous year	Percentage of total sales
AVC Networks	1,886.7	82.5%	48.3%
Video and audio equipment	561.9	87.7	14.4
Information and communications equipment	1,324.8	80.5	33.9
Home Appliances	666.1	78.7	17.1
Industrial Equipment	256.4	67.3	6.6
Components and Devices	1,091.4	82.8	28.0
Total	3,900.7	80.7	100.0
Domestic sales	2,644.2	80.1	67.8
Exports	1,256.4	82.2	32.2

(Notes) 1. Amounts less than one-tenth of a billion yen have been omitted.

2. From this past fiscal year, Matsushita reclassified its sales categories according to the current business activities and product characteristics for proper presentation of sales breakdown information. Accordingly, comparisons with the previous fiscal year are provided on a restated basis.

Research and Development

In order to effectively utilize technological resources through concentration of the entire Matsushita Group's development power, and to accelerate and strengthen the implementation of the priority R&D themes, the Company conducted a sweeping reform of development themes and created the "Matsushita Group Development Platform Structure." Specifically, under this structure, Matsushita organized "Strategic Products Development Platforms" for respective strategic product groups, which propel the Company's growth. Through these concentrated and unified development platforms that extend beyond the traditional divisional borders, Matsushita geared up its product development. At the same time, by organizing "Core Technology Development Platforms," the Company strengthened its structure to create important core technologies that will ensure future competitive advantages. As a result, the Company successfully launched a number of "Products First – Super 21 Products," while also propelling development of "V-products" that will support the projected recovery of the Company's business performance in the fiscal year ending March 31, 2003 (fiscal 2003). By the same token, the Company was able to lay the foundations for future growth businesses.

Overseas, Matsushita worked to bolster its global R&D activities through such initiatives as establishing a research center in the Czech Republic for the development of software for digital AV equipment.

Overall R&D expenditures during the year totaled ¥249.5 billion. For reference, on a consolidated basis, R&D expenditures totaled ¥565.5 billion for the year.

Capital Expenditures

With regard to capital expenditures, a total of ¥117.3 billion was invested within the parent company alone, including ¥102.3 billion for manufacturing divisions and ¥4.6 billion for R&D facilities. Of the total, a sizable amount was spent in the semiconductor field to increase production capacity of the higher integration system LSIs.

On a consolidated basis, the year's capital expenditures totaled ¥309.0 billion.

Corporate Financing

Matsushita issued unsecured straight bonds in the third, fourth and fifth series in the aggregate amount of ¥300.0 billion in February 2002 to finance such capital needs as working capital and the repurchase of its own shares.

With respect to the fifth series of unsecured convertible bonds issued in October 1994, the Company redeemed in March 2002, ¥3.2 billion as the unconverted outstanding balance of principal amount at maturity.

(2) Future Prospects and Challenges

During fiscal 2002, Matsushita intensively implemented structural reforms under its "Value Creation 21" plan. Recognizing that the fast recovery of the Company's financial results is an urgent task, Matsushita will work further to enhance profitability and efficiency by strengthening initiatives, such as shortening of lead-times and reduction of inventories through expansion of supply chain management (SCM), reduction of parts and materials costs through concentrated and standardized purchasing systems, and reduction of capital expenditures with emphasis on effective use of existing assets.

At the same time, in order to accelerate growth, in fiscal 2003, Matsushita will select competitive products, called "V-products," that have the potential to capture top share in high-volume markets and make a significant contribution to the Company's business, and implement aggressive marketing campaigns around such products. Looking at the future, Matsushita will support diversified interactive service businesses, such as e-shopping and e-banking using digital TVs, through eP Corporation, which was established jointly by Matsushita, Toshiba Corporation, Hitachi, Ltd. and other companies. Matsushita is thus seeking to expand its network businesses. Furthermore, the Company extends its commitment to other promising businesses, such as the mobile multimedia service network business through next generation cellular phones, the automotive electronics business that has high growth potential through the evolution of in-vehicle multimedia systems, and various systems solutions businesses that will support the establishment of our society's infrastructure.

In the 21st century, the advent of the broadband era will bring about the evolution of a "ubiquitous network society," where information is exchanged via networks anywhere, anytime, while at the same time it will become imperative to pursue harmonious coexistence with the environment.

Recognizing such needs of the new era, Matsushita seeks to establish an optimum Groupwide structure aimed at greater-than-ever contribution to society and enhancement of corporate value. As a major step to attaining this, the Board of Directors has adopted a resolution to transform Matsushita Communication Industrial Co., Ltd., Kyushu Matsushita Electric Co., Ltd., Matsushita Seiko Co., Ltd., Matsushita Kotobuki Electronics Industries, Ltd. and Matsushita Graphic Communication Systems, Inc. into Matsushita wholly-owned subsidiaries via share exchanges, effective October 1, 2002. Through this Groupwide restructuring, Matsushita will clarify its business domains as strategic units, integrate development, manufacturing and sales operations in each domain, and thereby establish autonomous, agile and self-completive management in each domain.

To counter the intensifying, borderless competition, Matsushita will delegate substantial decision-making authority to overseas locations in all aspects of development, manufacturing and sales in each region, while promoting speedy and low-cost management from a global perspective through the full use of IT. In the fast growing Chinese market, in particular, the Company will work actively to expand operations, availing itself to the competitiveness of industries in China through tie-ups or other means.

The Company would like to thank all of its shareholders for their continued support and guidance.

(3) Financial Summary

Fiscal period	**Year ended March 31,**			
	1999	**2000**	**2001**	**2002**
Net sales (in billions of yen)	4,597.5	4,553.2	4,831.8	3,900.7
Recurring profit (loss) (in billions of yen)	122.7	113.5	115.4	(42.4)
Net income (loss) (in billions of yen)	62.0	42.3	63.6	(132.4)
Net income (loss) per common share (in yen)	29.67	20.53	30.63	(63.79)
Total assets (in billions of yen)	4,165.8	4,483.8	4,599.5	4,565.9
Net assets (in billions of yen)	2,376.4	2,574.8	2,716.6	2,553.3
Net assets per common share (in yen)	1,152.29	1,248.31	1,306.37	1,225.39

(Notes) 1. Amounts less than one-tenth of a billion yen have been omitted.
2. Recurring profit (loss) for and after fiscal 1999 represents the amount excluding the local enterprise tax, previously included in operating expenses.
3. Beginning in fiscal 2000, tax effect accounting was applied.
4. Beginning in fiscal 2001, the Company adopted new accounting standards for retirement benefits and for financial instruments, respectively and the revised accounting standards for foreign currency transactions.
5. Net income (loss) per share amounts are calculated using the average number of shares outstanding during each fiscal period, while net assets per share amounts are based on the number of shares outstanding at the end of each period. From this fiscal year, the average number of shares outstanding during the fiscal period and the number of shares outstanding at the end of the fiscal period are both calculated excluding the number of shares of treasury stock.

- In fiscal 1999, sales in digital AV and mobile communications equipment showed steady growth. However, this growth did not offset adverse economic deflationary conditions, resulting in a decline in overall Company sales. Profits also decreased mainly due to a decline in sales and intensified price competition.

- In fiscal 2000, sales in digital related products, information and communications related products, and components and devices showed steady growth. However, the continued stagnation of the consumer products area led to a decline in overall sales. Profits also decreased with the additional negative effects of a strong yen and intensified price competition.

- In fiscal 2001, steady business growth in digital AV and mobile communications equipment, combined with the expansion in components and devices and FA related equipment for information and communications, led to an increase in net sales for the first time in three fiscal years. Profits also increased as improved overall management efficiency, including a reduction in manufacturing costs, more than offset the negative effects of a strong yen and intensified price competition.

- Details of operations for fiscal 2002 (the latest fiscal period) are as described in the preceding pages under "(1) Business Progress and Results during the Period."

2. Current Status of the Company

(1) Principal Business

The Company's principal business is the manufacture and sale of electronic and electric equipment. Its major products can be classified as follows:

Categories	Main products
AVC Networks	
Video and audio equipment	Videocassette recorders (VCRs), camcorders and related equipment, digital still cameras, color TVs, TV/VCR combination units, LCD TVs, PDP TVs, DVD players, compact disc (CD), Mini Disc (MD) players and Secure Digital (SD) audio players, radios, CD radio cassette recorders, tape recorders, portable headphone players, stereo hi-fi and related equipment, electronic musical instruments, satellite broadcast receivers and related equipment, etc.
Information and communications equipment	Facsimile equipment, cordless telephones, cellular phones, PHS-related equipment, personal computers, printers, copying machines, CRT and liquid-crystal displays, CD-ROM, DVD-ROM/RAM and other optical disc drives, HDDs and other computer peripherals, CATV systems, broadcast- and business-use AV systems equipment, large-screen visual equipment, communication network systems equipment, private branch exchanges (PBXs), traffic-related systems equipment, car audio, car navigation and other car AV equipment, etc.
Home Appliances	Refrigerators, room air conditioners, home laundry equipment, clothes dryers, vacuum cleaners, air purifiers, electric irons, dishwashers, microwave ovens, rice cookers, induction heating cooking equipment, gas cooking equipment, electric thermos pots, electric fans, electric, gas and kerosene heaters, infrared ray warmers, electric blankets, electrically-heated rugs, kitchen fixture systems, electric, gas and kerosene hot-water supply systems equipment, bath and sanitary equipment, electric lamps, bicycles, photographic flash units, fire extinguishers, etc.
Industrial Equipment	Electronic-parts-mounting machines, industrial robots, welding machines, electronic power distribution equipment, ventilation and air-conditioning equipment, vending machines, electronic measuring instruments, medical equipment, etc.
Components and Devices	Semiconductors, electronic tubes, electronic circuit components, printed circuit boards, transformers, power supplies, coils, capacitors, resistors, tuners, switches, speakers, ceramic components, magnetic recording heads, LCD devices, electric motors, micro motors, compressors, dry batteries, storage batteries, solar batteries, battery chargers, non-ferrous metals, etc.

(Note) From this past fiscal year, Matsushita has reclassified its sales categories according to current business activities and product characteristics for proper presentation of sales breakdown information.

(2) Principal Offices and Factories

(as of March 31, 2002)

Corporate head office:	Kadoma
Corporate branch office:	
Tokyo Branch	Tokyo
Research and development divisions:	
Advanced Technology Research Laboratories:	Kyoto, Kawasaki
Corporate Software Development Division:	Kadoma
Multimedia Development Center:	Kadoma
Devices Development Center:	Kadoma
Corporate Production Engineering Division:	Kadoma
Sales divisions:	
Corporate Consumer Products Distribution Division:	Osaka
Corporate Marketing Division for Panasonic Brand:	Tokyo
Corporate Marketing Division for National Brand:	Osaka
Corporate Commodity Sales Division:	Osaka, Tokyo
Corporate Housing Equipment Sales Division:	Kadoma
Corporate Electrical Supplies Sales Division:	Tokyo, Nagoya, Osaka
Corporate Systems Sales Division:	Tokyo, Sapporo, Sendai, Utsunomiya, Niigata, Yokohama, Shizuoka, Kanazawa, Nagano, Nagoya, Osaka, Kobe, Hiroshima, Takamatsu, Fukuoka, Naha
Corporate Systems Solutions Division:	Tokyo
Corporate Information & Communication Sales Division:	Tokyo, Osaka
Corporate Industrial Marketing & Sales Division:	Tokyo, Sendai, Hachioji, Yokohama, Nagoya, Osaka, Fukuoka
Corporate Automotive Electronics Marketing & Sales Division:	Tokyo, Toyota, Hiroshima
Overseas management divisions:	
Corporate Regional Management Divisions: (Americas, Europe, CIS, the Middle East and Africa, Asia and Oceania, China)	Osaka
Corporate International Trade Division:	Osaka
Corporate International Business Operations Division:	Osaka
Production divisions:	
AVC Company:	Kadoma, Natori, Tendo, Fukushima, Utsunomiya, Yokohama, Moriguchi, Ibaraki, Kobe, Okayama, Tsuyama
Home Appliance & Housing Electronics Company:	Toyonaka, Gunma, Fukuroi, Yokaichi, Osaka, Kadoma, Kobe, Hyogo, Yamato-Koriyama
Air-Conditioner Company:	Kusatsu, Yamanashi
Motor Company:	Daito, Takefu, Yonago
Semiconductor Company:	Nagaokakyo, Arai, Uozu, Tonami, Tokyo, Kawasaki, Kyoto, Osaka, Takatsuki, Moriguchi, Bizen
Display Devices Company:	Takatsuki, Utsunomiya, Uozu, Ishikawa, Ibaraki
Lighting Company:	Takatsuki, Utsunomiya, Bizen
Factory Automation Company:	Yamanashi, Tokyo, Kadoma
Corporate eNet Business Division:	Tokyo, Kadoma, Osaka

(Notes) Major organizational changes implemented, effective April 1, 2002, are as follows:

1. Kitchen Systems Division and Bath & Sanitary Systems Division (Kadoma and Gunma) in Home Appliance & Housing Electronics Company were dissolved due to transfer of the kitchen and bath & sanitary businesses to Matsushita Housing Equipment & Systems Corporation.
2. LCD Business Group of Display Devices Company (Ishikawa and Uozu) was dissolved due to integration of LCD display business and organic EL display business into Toshiba Matsushita Display Technology Co., Ltd.

(3) Shares (as of March 31, 2002)

1) Number of shares authorized to be issued 4,950,000,000

2) Number of shares issued 2,138,514,603

Increase during the period:

Issuance of shares upon conversion of convertible bonds 58,941,866

3) Number of shareholders 211,796

4) Major shareholders:

Name	Share ownership (in thousands of shares)	% of total issued shares	Our investment in large shareholders (in thousands of shares)	% of total issued shares
Sumitomo Mitsui Banking Corporation	97,648	4.56 %	103,570	1.81 %
Japan Trustee Services Bank, Ltd. (trust account)	96,773	4.52	–	–
Moxley & Co.	95,319	4.45	–	–
Sumitomo Life Insurance Co.	76,764	3.58	–	–
The Mitsubishi Trust and Banking Co. (trust account)	67,632	3.16	–	–
Nippon Life Insurance Co.	65,751	3.07	–	–
Matsushita Investment & Development Co., Ltd.	55,229	2.58	36,808	11.55
UFJ Trust Bank Ltd. (trust account A)	42,230	1.97	–	–
The Asahi Bank, Ltd.	41,704	1.95	–	–
Mitsui Sumitomo Insurance Co., Ltd.	34,445	1.61	6,249	0.42

(Notes) 1. Holdings of less than 1,000 shares have been omitted.
2. The Asahi Bank, Ltd. became a wholly-owned subsidiary of Daiwa Bank Holdings, Inc. through a share exchange in March 2002. As a result, the Company's shares held in The Asahi Bank, Ltd. were exchanged for shares of Daiwa Bank Holdings, Inc., and the Company now possesses 30,836 shares (0.54% of total issued shares) in Daiwa Bank Holdings, Inc.

5) Foreign share ownership:

No. of foreign shareholders	Share ownership (in thousands of shares)	% of total issued shares
905	517,962	24.22%

6) Acquisition, disposition and possession of the Company's own shares:

i. Acquisition of shares

Acquisition of the Company's shares for transfer to directors and employees:

Common stock .... 128,000 shares
Aggregate amount spent for share purchase .... ¥ 250,128,500

Acquisition of shares through the purchase of "less-than-a-unit shares":

Common stock .... 627,745 shares
Aggregate amount spent for share purchase .... ¥ 1,097,669,644

Acquisition of shares upon resolutions of the Board of Directors, pursuant to "The Law for Special Exemptions to the Commercial Code concerning Procedures for the Retirement of Stock" and the Articles of Incorporation:

Common stock .... 54,000,000 shares
Aggregate amount spent for share purchase .... ¥ 90,597,935,000

ii. Disposition of shares

Common stock .... 268,000 shares
Aggregate amount of shares sold .... ¥ 519,050,100

iii. Number of shares held at the end of fiscal 2002

Common stock .... 54,793,408 shares

(Note) In April 2002, the Company purchased 5,586,000 shares of its common stock in the aggregate amount of ¥9,401,026,000 upon resolution of the Board of Directors, pursuant to "The Law for Special Exemptions to the Commercial Code concerning Procedures for the Retirement of Stock" and the Articles of Incorporation.

(4) Borrowings

(as of March 31, 2002)

Lender	Amount (in billions of yen)	Number of Company's shares held by lender (in thousands of shares)
Sumitomo Mitsui Banking Corporation	51.6	97,648

(5) Directors and Corporate Auditors

(titles and responsibilities are all as of March 31, 2002.)

Title	Name	Major responsibility or occupation
Chairman of the Board	Yoichi Morishita	
Vice Chairman of the Board	Masayuki Matsushita	
President	Kunio Nakamura	
Executive Vice Presidents	Kazuhiko Sugiyama	Representative in Tokyo / in charge of Systems Sales, Electrical Supplies Sales and Advertising
	Atsushi Murayama	In charge of Corporate Planning, Personnel and General Affairs
	Takashi Kawada	In charge of Communications and Automotive Electronics Businesses
Senior Managing Directors	Kazuo Toda	President, AVC Company / Director, Corporate Marketing Division for Panasonic Brand / in charge of Storage Device Business and Design
	Osamu Tanaka	In charge of Corporate Consumer Products Distribution Division, Commodity Sales, Housing Equipment Sales, Logistics, Corporate CS Division, Recycling Business Promotion and Public and Private Institutional Relations
	Sukeichi Miki	In charge of Technology, Quality Adimistration, Environmental Affairs and Intellectual Property
Managing Directors	Yukio Shohtoku	In charge of Overseas Operations
	Takami Sano	In charge of Industrial Sales, Semiconductor Sales, Factory Automation Sales and Automotive Electronics Sales
	Susumu Koike	President, Semiconductor Company
	Fumio Ohtsubo	Senior Vice President, AVC Company (Business Group Executive of AVC Network Business Group)
	Haruo Ueno	Director, Corporate Legal Affairs Division / in charge of Corporate Risk Management and Corporate Business Ethics
	Hidetsugu Otsuru	President, Display Devices Company
	Yoshiaki Kushiki	In charge of Multimedia and Software Technology
Directors	Josei Ito	Chairman, Nippon Life Insurance Company
	Toshio Morikawa	Advisor, Sumitomo Mitsui Banking Corporation
	Hiroaki Enomoto	Director, Tokyo Branch / in charge of Public and Private Institutional Relations
	Toshio Sugiura	Director, Corporate Management Division for China
	Toru Ishida	In charge of Device Engineering, Environmental Technology and Production Engineering
	Tameshige Hirata	Director, Corporate Systems Sales Division
	Tetsuya Kawakami	In charge of Finance and Accounting
	Hideaki Iwatani	Director, Corporate Management Division for the Americas
	Yoshitaka Hayashi	President, Home Appliance & Housing Electronics Company / Director, Corporate Marketing Division for National Brand / in charge of Healthcare & Medical Business Center
	Toshihiro Sakamoto	Senior Vice President, AVC Company (Business Group Executive of Visual Network Products Business Group)
	Masaki Akiyama	Director, Corporate Systems Solutions Division / Director, Broadband Systems Division, AVC Company
	Yoichiro Maekawa	Director, Corporate eNet Business Division
	Tomikazu Ise	Director, Corporate Management Division for Europe
Honorary Chairman of the Board and Executive Advisor	Masaharu Matsushita	
Senior Corporate Auditors	Motoi Matsuda	Full-time
	Yoshitomi Nagaoka	Full-time
Corporate Auditors	Toshiomi Uragami	Adviser, Sumitomo Life Insurance Co.
	Kiyosuke Imai	Chairman of the Board, Matsushita Electric Works, Ltd.

(Notes) 1. Those with the title of Managing Director or above are Representative Directors.
2. Toshiomi Uragami and Kiyosuke Imai are outside corporate auditors under the Commercial Code of Japan.
3. Changes in Directors and Corporate Auditors during fiscal 2002:

(1) Elections:

- At the 94th Ordinary General Meeting of Shareholders held on June 28, 2001, Takashi Kawada, Hidetsugu Otsuru, Masaki Akiyama, Yoichiro Maekawa and Tomikazu Ise were elected as new Directors. Yoshitomi Nagaoka was elected as new Corporate Auditor.
- At the Board of Directors meeting held on the same day, those given new appointments included: Takashi Kawada as Executive Vice President, Sukeichi Miki as Senior Managing Director, and Haruo Ueno, Hidetsugu Otsuru and Yoshiaki Kushiki as Managing Directors.
- At the meeting of the Board of Corporate Auditors held on the same day, Yoshitomi Nagaoka was appointed as a Senior Corporate Auditor.

(2) Retirements:

At the conclusion of the above 94th Ordinary General Meeting of Shareholders, Kazuhiro Mori and Yoshio Hino retired as Directors upon expiration of their terms, and Yoshitomi Nagaoka retired as Director. Also, Kazuo Ichikawa retired as Corporate Auditor upon expiration of his term.

4. On April 1, 2002, the following changes were made in Director responsibilities:

Takami Sano (Managing Director): concurrently appointed as President, Factory Automation Company

Susumu Koike (Managing Director): concurrently assigned the duty to oversee device engineering, environmental technology, and production engineering

Toshio Sugiura (Director): Director, Corporate Management Division for China and Northeast Asia

Toru Ishida (Director): President, Matsushita Battery Industrial Co., Ltd. (relieved from his duty to oversee device engineering, environmental technology and production engineering)

(6) Employees

(as of March 31, 2002)

	Total
Number of employees (Increase from the end of the preceding fiscal period)	49,513 (+4,562)
Average age	40.7
Average length of service with the Company (years)	19.1

(7) Business Affiliation

① Progress of business affiliation:

As a comprehensive electronics manufacturer, the Company maintains manufacturing, sales and service activities in various related business fields in close cooperation with the Matsushita Group companies in and outside of Japan.

The Company merged with Matsushita Electronics Corporation on April 1, 2001 and with Matsushita Research Institute Tokyo, Inc. on October 1, 2001.

② Principal subsidiaries:

(as of March 31, 2002)

Company name	Capital stock	% of ownership	Principal business
Victor Company of Japan, Ltd.	¥34,115 million	52.4%	Manufacture and sale of electronic, electric and communication equipment, records and pre-recorded video and audio media
Kyushu Matsushita Electric Co., Ltd.	¥29,845 〃	51.5	Manufacture and sale of electric, communication and electronic equipment, optical and precision instruments and industrial robots
Matsushita Electronic Components Co., Ltd.	¥23,012 〃	99.2	Manufacture and sale of electric and electronic equipment, electronic components and electronic materials
Matsushita Communication Industrial Co., Ltd.	¥22,856 〃	56.3	Manufacture and sale of information/communication, measuring/control, audio/video and office equipment
Matsushita Seiko Co., Ltd.	¥12,092 〃	57.6	Manufacture and sale of electric and ventilation fans, air blowers and air conditioning equipment
Matsushita Refrigeration Company	¥11,942 〃	100.0	Manufacture and sale of refrigerators, freezers, air conditioning equipment, vending machines and compressors
Matsushita Battery Industrial Co., Ltd.	¥10,500 〃	97.9	Manufacture and sale of batteries and battery-applied products
Matsushita Kotobuki Electronics Industries, Ltd.	¥ 7,907 〃	57.6	Manufacture and sale of electric, communication and electronic equipment and medical, health and sanitary equipment
Matsushita Industrial Equipment Co., Ltd.	¥ 3,000 〃	100.0	Manufacture and sale of industrial equipment, pollution-prevention equipment and various medical equipment and appliances
Matsushita Graphic Communication Systems, Inc.	¥ 1,500 〃	67.8	Design, manufacture and sale of facsimile equipment, office equipment, communication, processing and storage equipment for graphic and data applications, and related systems
Matsushita Electric Corporation of America	US$817.0 million	100.0	Manufacture and sale of various electric and electronic products, with regional headquarters functions
Matsushita Electric Europe (Headquarters) Ltd.	Stg£182.7 million	100.0	Sale of various electric and electronic products, with regional headquarters functions

Company name	Capital stock	Our % ownership	Principal business
Matsushita Electric Espanã S.A.	Euro 3.0 million	99.9	Manufacture and sale of various electric and electronic products
Matsushita Electric (Taiwan) Co., Ltd.	NT$ 3,421.7 million	68.2	〃
Matsushita Industrial Corporation Sdn. Bhd.	RM 22.5 million	99.3	Manufacture and sale of room air conditioners and related equipment
Matsushita Television & Network Systems Co., (Malaysia) Sdn. Bhd.	RM 120.0 〃	100.0	Manufacture and sale of color TVs
Matsushita Refrigeration Industries (S) Pte. Ltd.	Singapore $ 26.3 million	40.0	Manufacture and sale of compressors for refrigerators
Matsushita Electronics (S) Pte. Ltd.	Singapore $ 25.0 〃	100.0	Manufacture and sale of audio and related equipment

③ Results of business affiliation:

The Company's consolidated financial results are summarized in the table below.

	Year ended March 31, 2001	Year ended March 31, 2002	Comparison 2002 / 2001
Net sales (in billions of yen)	¥ 7,681.5	¥ 6,876.6	89.5%
Income (loss) before income taxes (〃)	100.7	(548.0)	-¥ 648.7
Net income (loss) (〃)	41.5	(431.0)	-¥ 472.5
Net income (loss) per common share (in yen)	¥ 19.56	¥ (207.65)	-¥ 227.21
Number of consolidated companies	321	304	-17
Number of companies reflected by the equity method	53	46	-7

(Notes) 1. The Company's consolidated financial statements are prepared in conformity with United States generally accepted accounting principles.
2. Amounts less than one-tenth of a billion yen have been omitted.
3. Net income (loss) per share amounts are calculated on a diluted basis, using the average number of issued shares outstanding during each period.

(8) Subsequent Event

Effective April 1, 2002, pursuant to an agreement between Matsushita Electric Industrial Co., Ltd. (MEI) and Toshiba Corporation (Toshiba) to integrate their respective liquid crystal display (LCD) and related businesses, a new joint venture, Toshiba Matsushita Display Technology Co., Ltd. was established upon division of relevant businesses from both companies.

Balance Sheet

Assets

	March 31, 2002 (in millions of yen)
Current assets	**1,759,207**
Cash and deposits	736,022
Trade notes receivable	24,515
Trade accounts receivable	545,119
Marketable securities	2,973
Other receivables	87,290
Advance payments	14,020
Short-term loans	21,259
Deferred tax assets	127,453
Allowance for doubtful receivables	(4,430)
Finished goods, merchandise and semi-finished goods	111,650
Raw materials, supplies and work in process	88,755
Other current assets	4,576
Fixed assets	**2,806,764**
Tangible fixed assets	**465,202**
Buildings	187,742
Structures	8,060
Machinery and equipment	160,970
Vehicles	148
Tools, furniture and fixtures	20,335
Land	67,518
Construction in progress	20,426
Intangibles	**30,468**
Patent and trademark rights	4,000
Software	17,551
Facility utility and other rights	8,917
Investments and other assets	**2,311,093**
Investment securities	595,885
Investments in subsidiaries	1,361,915
Investments in equity, other than capital stock	29,184
Investments in equity of subsidiaries, other than capital stock	91,550
Allowance for investment loss	(82,776)
Long-term deposits paid	18,624
Long-term loans	10,433
Deferred tax assets	286,276
Total assets	**4,565,972**

(Notes) 1. In accordance with Japanese Commercial Code regulations, all amounts less than ¥1 million have been omitted.

2. Short-term receivables from subsidiaries ¥ 298,640 million
Long-term receivables from subsidiaries ¥ 10,442 million
Short-term payables to subsidiaries ¥ 385,747 million
Long-term payables to subsidiaries ¥ 1,082 million

3. Accumulated depreciation of tangible fixed assets ¥1,377,616 million

4. Leased assets (computers, etc.) are not included in the above "Fixed assets."

5. Major foreign currency assets and liabilities:

Investments in subsidiaries	US$6,210,887 thousand	(¥832,452 million)
〃	RM 1,384,034 thousand	(¥ 62,709 million)
〃	Stg£ 205,174 thousand	(¥ 47,062 million)
〃	S$ 210,941 thousand	(¥ 16,661 million)
〃	NT$5,045,691 thousand	(¥ 22,084 million)
Investments in equity of subsidiaries, other than capital stock	Euro 155,093 thousand	(¥ 21,115 million)
Bonds	US$1,000,000 thousand	(¥125,267 million)

Liabilities

	March 31, 2002 (in millions of yen)
Current liabilities	**1,395,272**
Trade notes payable	15,998
Trade accounts payable	414,287
Other payables	14,445
Accrued expenses	247,997
Reserve for bonuses	54,828
Accrued income taxes	620
Advance receipts	23,258
Deposits received	318,814
Short-term borrowings	51,600
Employees' deposits	78,696
Deposits from customers	10,322
Bonds (to be redeemed within 1 year)	125,267
Reserve for warranty costs	15,471
Reserve for sales promotion	19,221
Other current liabilities	4,443
Long-term liabilities	**617,324**
Bonds	300,000
Convertible bonds	97,744
Long-term deposits received	1,490
Employee retirement and severance benefits	218,090
Total liabilities	**2,012,597**

Shareholders' Equity

Capital stock	**258,737**
Statutory reserves	**394,136**
Capital reserve	341,387
Legal reserve	52,748
Retained earnings	**1,951,308**
Reserve for advanced depreciation	2,822
Reserve for dividends	89,000
Contingency reserve	1,962,000
Unappropriated deficit at end of period	(102,513)
[Net income (loss) for period	(132,410)]
Unrealized holding gains of available-for-sale securities, etc.	**41,377**
Treasury stock	**(92,184)**
Total shareholders' equity	**2,553,374**
Total liabilities and shareholders' equity	**4,565,972**

(Notes) 6. Discounted export bills of exchange ¥ 218 million

7. Guarantees ¥ 1,659 million

Credit arrangements supported by keepwell agreements with overseas subsidiaries US$137,628 thousand (¥18,338 million)

8. Dividend restrictions:

Of the total net assets, the amount restricted from appropriation to dividends under Article 290, Paragraph 1 of the Japanese Commercial Code is ¥41,377 million.

9. Net income (loss) per share for the period (from April 1, 2001 to March 31, 2002) (63.79) yen

Statement of Operations

Recurring Profit & Loss	from April 1, 2001 to March 31, 2002 (in millions of yen)
Operating income and expenses	
Net sales	**3,900,790**
Cost of sales	(3,344,354)
Selling, general and administrative expenses	(649,389)
Operating profit (loss)	**(92,952)**
Non-operating income and expenses	
Non-operating income	
Interest and dividend income	79,522
Other	30,870
Non-operating expenses	
Interest expense	(24,267)
Other	(35,652)
Recurring profit (loss)	**(42,480)**
Non-recurring Profit & Loss	
Non-recurring profit	
Profit on sale of tangible fixed assets	3,381
Non-recurring loss	
Loss on business restructuring	(130,572)
Loss on valuation of investment securities	(81,523)
Loss on sale of investment securities	(3,001)
Income (loss) before income taxes	**(254,197)**
Provision for income taxes	
Current	(240)
Deferred	122,026
Net income (loss)	**(132,410)**
Unappropriated retained earnings brought forward from the previous period	42,891
Interim dividend	12,994
Unappropriated deficit at end of period	(102,513)

(Notes) 1. Amounts less than ¥1 million have been omitted.

2. Sales to subsidiaries .... ¥2,003,495 million
Purchases from subsidiaries .... ¥2,069,497 million
Turnover with subsidiaries other than sales and purchases .... ¥ 46,694 million

3. Loss on business restructuring includes one-time expenses associated with the implementation of employment restructuring initiatives such as the Special Life Plan Assistance Program as well as the restructuring of operating and distribution divisions in Japan.

Summary of Significant Accounting Policies

1. Valuation method of inventories:
   - Finished goods, semi-finished goods, work in process .... Lower of cost (average) or market
   - Merchandise, raw materials, supplies .... Lower of cost determined by last purchase price method, or market
2. Valuation method of securities:
   - Investments in subsidiaries and affiliates .... Valuation at cost, with cost determined by the moving average method
   - Other securities
     - Items with a market value: market valuation method based on year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of other securities is reported as a separate component of shareholders' equity. The cost of other securities sold is computed based on the moving average method.)
     - Items with no market value: valuation at cost, with cost determined by the moving average method
   - Derivatives .... Market valuation method
3. Method of depreciation of tangible fixed assets:
   A reasonable number of years of useful life is determined for different classes of fixed assets to reflect the effects of technical innovation on equipment obsolescence (typically reducing the legally stipulated figure for years of useful life by around 20-30%). Depreciation is calculated using the declining balance method.
4. Method of amortization of intangible assets:
   With regard to the software used in the Company, amortization is computed on the straight-line method based on the logical, useful period of time. Other intangible assets are computed on the straight-line method based on standards identical to the method prescribed by corporate tax law.
5. Accrual for reserve for loss on investments:
   Loss on investments of affiliated companies in Japan and overseas is estimated according to Company regulations and taking into consideration the financial condition of the companies.
6. Accrual for employee retirement and severance benefits:
   Liabilities incurred for the provision of employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the year-end. The transition obligation amounting to ¥42,077 million recognized at the adoption of new accounting standards is being amortized on a straight-line basis over 15 years.
   The actuarial gains and losses are amortized on a straight-line basis starting from the subsequent fiscal period, based on the average years of remaining service of employees at the time such acturial gains and losses arose.

7. Leases:
Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are treated as operating leases for accounting purposes.
8. Basis of hedge accounting:
The Company applies deferral hedge accounting as defined in the accounting standards for financial instruments to its foreign exchange contracts, currency options and commodity futures trading. Foreign exchange forward contracts are accounted for using the allocation method.
9. Consumption tax, etc. are excluded from all items in the statement of operations.

Additional information

Change in transaction price:

With respect to sales transactions in the consumer products area in Japan, the Company changed the transaction price to more accurately reflect the actual condition of the market, with the objective of realizing management that can respond quickly and properly to changes in the market to attain customer satisfaction. The new price is lower than the previous one by an amount that is deemed comparable to sales promotion expenses. This change resulted in a decrease in net sales and sales promotion expenses, each by approximately ¥62.5 billion, in this past fiscal year, compared to the case calculated using the previous transaction price. Operating profit is not affected by this change.

Proposed Allocation of Profit

(in yen)

Unappropriated deficit at end of period	(102,513,712,468)
Transfer from reserve for dividends	8,000,000,000
Transfer from contingency reserve	145,000,000,000
Total	50,486,287,532
Allocation proposed as follows:	
Year-end dividend (¥3.75 per share)	7,813,954,482
Reserve for advanced depreciation	1,480,432,971
Unappropriated retained earnings carried forward to the next period	41,191,900,079

(Notes) 1. An interim dividend in the aggregate of ¥12,994,691,182 (¥6.25 per share) was distributed (payable December 10, 2001).
2. The reserve for advanced depreciation is based on the provisions of special taxation measures law.

Copy of Report of Accounting Auditors

Audit Report

To: Mr. Kunio Nakamura
President and Representative Director
Matsushita Electric Industrial Co., Ltd.

We have examined the balance sheet, the statement of operations, the business report (limited to the part concerning accounting), the proposed allocation of profit as well as the supplemental schedules (limited to the part concerning accounting) thereof of Matsushita Electric Industrial Co., Ltd. (the Company) for the 95th fiscal period from April 1, 2001 to March 31, 2002 in accordance with the provisions of Article 2 of "The Law concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations." The parts concerning accounting, which we have examined, of the business report and supplemental schedules are such matters provided therein as were prepared from the records of accounting books.

In performing such examination, we have followed the auditing standards generally recognized as fair and appropriate and applied such auditing procedures as are normally required. Moreover, the auditing procedures that we have followed include procedures that we deemed necessary for auditing subsidiaries.

On the basis of our examination, we hereby render our opinion as follows:

(1) The balance sheet and the statement of income fairly present the position of assets and profit and loss of the Company pursuant to laws and ordinances and the Articles of Incorporation.
(2) The contents of the business report (limited to the part concerning accounting) fairly present the position of the Company pursuant to the laws and ordinances and the Articles of Incorporation.
(3) The proposed allocation of profit is in conformity with the laws and ordinances and the Articles of Incorporation.
(4) The supplemental schedules (limited to the part concerning accounting) contain nothing to be commented on pursuant to the Commercial Code.

Matters concerning subsequent event:
The joint venture with Toshiba Corporation in the liquid crystal display (LCD) field is noted in the section entitled "Subsequent Event" in the business report.

Neither this firm nor any of its partners has any relationship with the Company which should be disclosed pursuant to the Certified Public Accountants Law.

April 24, 2002

Shin Nihon & Co.

Masahiro Mekada, C.P.A.
Representative Partner

Takashi Ishijima, C.P.A.
Representative Partner

Yasuo Himeiwa, C.P.A.
Representative Partner

(Note) On July 1, 2001, Century Ota Showa & Co. changed its company name to Shin Nihon & Co.

Copy of Report of Corporate Auditors

Audit Report

The Board of Corporate Auditors, having received a report from each Corporate Auditor on the method and results of his audit on the performance of duties of Directors during the 95th fiscal period from April 1, 2001 to March 31, 2002 and, as a result of discussion, does hereby report the results of audit as follows:

1. Method of Audit

Each Corporate Auditor has performed examinations, in accordance with the audit policy and the distribution of audit responsibility among the Corporate Auditors set by the Board of Corporate Auditors, as follows:

(1) Each Corporate Auditor has attended the meetings of the Board of Directors and other important meetings of the Company, received reports on the operations of the Company from Directors and employees, perused important documents including those subject to executive approval, conducted examination of conditions of business and assets at the head office and other major business offices, and requested from the Company's subsidiaries reports on their operations when deemed necessary.

(2) Each Corporate Auditor has also received from accounting auditors reports concerning accounting audit and their opinions and conducted examinations of accounting documents and important transaction records.

(3) With respect to the Directors' engaging in competing transactions, transactions involving conflict of interest between the Company and a Director, providing by the Company of a benefit without compensation, unusual transactions between the Company and its subsidiaries or shareholders and acquisition and disposition by the Company of its own shares – these various actions all being specified in Article 109, Paragraph 1 of the Japanese Commercial Code Enforcement Regulations, each Corporate Auditor has, in addition to the audit procedures described above, requested Directors and other parties reports on the state of compliance by Directors of laws and regulations, the state of enforcement of internal control measures as well as the transactions referred to above, and conducted investigations and examinations as deemed necessary.

2. Results of Audit:

In the opinion of the Board of Corporate Auditors:

(1) with respect to the Directors' execution of their duties, no unfair conduct, nor any material breach of laws, regulations or the Company's Articles of Incorporation has been found; moreover, with regard to actions specified in Article 109, Paragraph 1 of the Japanese Commercial Code Enforcement Regulations, no violation of duties by any Director has been found; in addition, with regard to the Directors' execution of their duties related to subsidiaries, nothing has been found that would necessitate comment;

(2) the method of audit employed by Shin Nihon & Co. and the result thereof are proper and fair;

(3) the contents of the business report present fairly the position of the Company pursuant to laws and regulations and the Articles of Incorporation;

(4) the proposed allocation of profit contains nothing particular to be commented on in the light of the condition of assets of the Company and other circumstances;

(5) the supplemental schedules present fairly the matters to be described therein and contain nothing to be commented on.

April 25, 2002

Board of Corporate Auditors

Motoi Matsuda Senior Corporate Auditor	Yoshitomi Nagaoka Senior Corporate Auditor
Toshiomi Uragami Corporate Auditor	Kiyosuke Imai Corporate Auditor

(Note) Toshiomi Uragami and Kiyosuke Imai are outside corporate auditors as provided in Paragraph 1 of Article 18 of "The Law concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations."

This page is left blank intentionally.

[Reference Material for Exercise of Voting Rights]

1. Number of voting rights held by all shareholders 2,035,329

2. The bills and reference materials:

Bill No. 1: To approve the proposed allocation of profit with respect to the 95th fiscal period

For the year ended March 31, 2002, the Company recorded an unappropriated deficit due to an extremely severe business environment.

It is proposed that the allocation of profit shall be made as shown in detail on page 16, whereby part of contingency reserve and reserve for dividends shall be transferred to disposable income in order not to carry forward the above deficit to the next period and directors' and corporate auditors' bonuses shall be waived.

With respect to the year-end dividend, in consideration of the business results, it is proposed that a cash distribution shall be made at the rate of 3.75 yen per share of common stock. Accordingly, total dividends for the year, including the interim dividend already paid, will be 10.00 yen per share of common stock.

Bill No. 2: To make partial amendments to the Company's Articles of Incorporation

(Summary of the Bill and Reasons for the Amendments)

(1) In order to prepare for the expansion of business in the future, new business purposes of the company shall be added to the Articles of Incorporation and certain item numbers shall be moved and adjusted accordingly.

(2) Pursuant to the "Law On Amendments to or Concerning the Commercial Code and other relevant laws" (Law No. 79 of 2001) effective as of October 1, 2001, the Commercial Code has been amended, such as the abolishment of par value shares and the establishment of a new unit share system *(tangen-kabushiki)*. In accordance with such amendments, the current Articles of Incorporation shall be amended as follows: the number of shares constituting one unit of shares shall be amended to the number of shares constituting one new unit *(tangen)* of shares; provisions for non-issuance of certificate of shares constituting less than one unit of shares shall be newly included; provisions for par value shares shall be deleted; provisions for retirement of shares shall be deleted; necessary amendments shall be made to the provisions for the quorum for election of directors and corporate auditors; and certain Article numbers shall be moved up and adjusted accordingly.

(3) Pursuant to the "Law On Amendments to the Commercial Code and other relevant laws" (Law No. 128 of 2001) effective as of April 1, 2002, the Commercial Code has been amended, such as allowing the production of corporate documents in digital format. In accordance with such amendments, the current Articles of Incorporation shall be amended as follows: the register of shareholders may be recorded in digital format; shareholders may submit a power of attorney to the Company by themselves, upon exercise of voting rights through a proxy; and certain language shall be revised accordingly.

The current Articles and the proposed amendments are as follows:

(underlines indicate parts modified)

Current Articles	Proposed Amendments
CHAPTER I GENERAL PROVISIONS	CHAPTER I GENERAL PROVISIONS
Article 3. *(Purpose)* The purpose of the Company shall be to engage in the following businesses: 1-18. (Texts are omitted) (Newly Introduced) 19. business related to publishing, printing, freight forwarding, security, maintenance of buildings, dispatch of workers, general leasing, financing, non-life insurance agency and buying, selling, maintaining and leasing of real estate; 20-22. (Texts are omitted)	**Article 3.** *(Purpose)* The purpose of the Company shall be to engage in the following businesses: 1-18. (Current provisions shall be maintained) 19. provision of various services utilizing the Internet including Internet access and e-commerce; 20. business related to publishing, printing, freight forwarding, security, maintenance of buildings, nursing care, dispatch of workers, general leasing, financing, non-life insurance agency and buying, selling, maintaining and leasing of real estate; 21-23. (Current Articles 20-22 shall become Articles 21-23, respectively, and the texts thereof shall be maintained)
CHAPTER II SHARES	CHAPTER II SHARES
Article 5. *(Total Number of Shares and Par Value of Each Share)* The total number of shares authorized to be issued by the Company shall be four billion nine hundred and fifty million (4,950,000,000). The amount of each share having par value shall be fifty yen (¥50).	**Article 5.** *(Total Number of Shares)* The total number of shares authorized to be issued by the Company shall be four billion nine hundred and fifty million (4,950,000,000). (Deleted)
Article 6. *(Retirement of Shares)* After June 26, 1998, the Company may, by a resolution of the Board of Directors, purchase up to two hundred million (200,000,000) of the Company's shares with profits and retire them.	(Current Article 6 is deleted)
Article 7. *(Number of Shares Constituting One Unit of Shares)* The number of shares constituting one unit of shares shall be one thousand (1,000).	**Article 6.** *(Number of Shares Constituting One Unit of Shares)* The number of shares constituting one unit (tangen) of shares shall be one thousand (1,000).

Current Articles	Proposed Amendments
	Article 7. *(Non-issuance of Certificate of Shares Constituting less than One Unit of Shares)* The Company shall not issue certificate of shares constituting less than one unit of shares (hereinafter referred to as "shares not constituting a full unit"). However, this does not apply to the cases which are determined by the Company's Share Handling Regulations.
Article 8. *(Record Date)* The Company shall deem those shareholders (including beneficial shareholders; hereinafter the same interpretation being applicable) having voting rights whose names are registered as such on the register of shareholders (including register of beneficial shareholders; hereinafter the same interpretation being applicable) as of the end of each fiscal period as the shareholders entitled to exercise their rights as shareholders at the ordinary general meeting of shareholders for such fiscal period. In addition to the preceding paragraph, the Company shall, by a resolution of the Board of Directors and upon giving prior public notice, determine those shareholders and registered pledgees whose names appear as such on the register of shareholders as of a designated date as the shareholders or pledgees entitled to exercise their rights.	**Article 8.** *(Record Date)* The Company shall deem those shareholders (including beneficial shareholders; hereinafter the same interpretation being applicable) having voting rights whose names are registered as such in writing or in digital format on the register of shareholders (including register of beneficial shareholders; hereinafter the same interpretation being applicable) as of the end of each fiscal period as the shareholders entitled to exercise their rights as shareholders at the ordinary general meeting of shareholders for such fiscal period. In addition to the preceding paragraph, the Company shall, by a resolution of the Board of Directors and upon giving prior public notice, determine those shareholders and registered pledgees whose names appear as such in writing or in digital format on the register of shareholders as of a designated date as the shareholders or pledgees entitled to exercise their rights.
Article 9. *(Transfer Agent)* The Company shall appoint a transfer agent with respect to shares. The transfer agent and its handling office shall be designated by a resolution of the Board of Directors, and public notice shall be given with regard thereto. The register of shareholders of the Company shall be kept at the handling office of the transfer agent, and the handling business related to shares, such as registration of transfer of shares, purchase by the Company of shares not constituting a full unit, etc., shall be handled by the transfer agent and the Company shall not handle such business.	**Article 9.** *(Transfer Agent)* The Company shall appoint a transfer agent with respect to shares. The transfer agent and its handling office shall be designated by a resolution of the Board of Directors, and public notice shall be given with regard thereto. The register of shareholders of the Company shall be kept at the handling office of the transfer agent, and the handling business related to shares, such as registration of transfer of shares, purchase by the Company of shares not constituting a full unit, etc., shall be handled by the transfer agent and the Company shall not handle such business.
Article 10. *(Share Handling Regulations)* Registration of transfers of shares, purchase by the Company of shares constituting less than one unit of shares and other handling business related to shares of the Company shall be governed by, in addition to these	**Article 10.** *(Share Handling Regulations)* Registration of transfers of shares, purchase by the Company of shares constituting less than one unit of shares and other handling business related to shares of the Company shall be governed by, in addition to these

Current Articles	Proposed Amendments
Articles of Incorporation, the Share Handling Regulations established by the Board of Directors.	Articles of Incorporation, the Share Handling Regulations established by the Board of Directors.
CHAPTER III GENERAL MEETINGS OF SHAREHOLDERS	CHAPTER III GENERAL MEETINGS OF SHAREHOLDERS
Article 14. *(Exercise of Voting Rights through Proxy)* A shareholder may exercise his/her voting rights through a proxy who is also a shareholder of the Company entitled to exercise voting rights; provided, however, that the proxy must submit to the Company a power of attorney authorizing such proxy.	**Article 14.** *(Exercise of Voting Rights through Proxy)* A shareholder may exercise his/her voting rights through a proxy who is also a shareholder of the Company entitled to exercise voting rights; provided, however, that such shareholder or the proxy must submit to the Company a power of attorney authorizing such proxy.
CHAPTER IV DIRECTORS AND BOARD OF DIRECTORS	CHAPTER IV DIRECTORS AND BOARD OF DIRECTORS
Article 16. *(Election of Directors)* Directors shall be elected at a general meeting of shareholders. Resolutions for such election shall be adopted by a majority of the votes of the shareholders present who hold shares representing in the aggregate not less than one-third of the total outstanding shares which carry voting rights. No cumulative voting shall be used with respect to the resolutions for the election of Directors.	**Article 16.** *(Election of Directors)* Directors shall be elected at a general meeting of shareholders. Resolutions for such election shall be adopted by a majority of the votes of the shareholders present who hold not less than one-third of the voting rights held by the total shareholders. No cumulative voting shall be used with respect to the resolutions for the election of Directors.
CHAPTER V CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS	CHAPTER V CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS
Article 23. *(Election of Corporate Auditors)* Corporate Auditors shall be elected at a general meeting of shareholders. Resolutions for such election shall be adopted by a majority of the votes of the shareholders present who hold shares representing in the aggregate not less than one-third of the total outstanding shares which carry voting rights.	**Article 23.** *(Election of Corporate Auditors)* Corporate Auditors shall be elected at a general meeting of shareholders. Resolutions for such election shall be adopted by a majority of the votes of the shareholders present who hold not less than one-third of the voting rights held by the total shareholders.

Current Articles	Proposed Amendments
CHAPTER VI ACCOUNTS	CHAPTER VI ACCOUNTS
Article 30. *(Dividends)* Dividends of the Company shall be paid to those shareholders or registered pledgees whose names appear as such on the register of shareholders at the end of each fiscal period.	**Article 30.** *(Dividends)* Dividends of the Company shall be paid to those shareholders or registered pledgees whose names appear as such in writing <u>or in digital format</u> on the register of shareholders at the end of each fiscal period.
Article 31. *(Interim Dividends)* The Company may, by a resolution of the Board of Directors, pay interim dividends (cash distributions as provided in Article 293-5 of the Commercial Code; hereinafter the same being applicable) to those shareholders or registered pledgees whose names appear as such on the register of shareholders as of the close of September 30 of each year.	**Article 31.** *(Interim Dividends)* The Company may, by a resolution of the Board of Directors, pay interim dividends (cash distributions as provided in Article 293-5 of the Commercial Code; hereinafter the same being applicable) to those shareholders or registered pledgees whose names appear as such in writing <u>or in digital format</u> on the register of shareholders as of the close of September 30 of each year.

Bill No. 3: To approve the Share Exchange Agreement between the Company and Matsushita Communication Industrial Co., Ltd.

(1) Reasons for necessitating the share exchange

To achieve new growth in the 21st century, the Matsushita Group began its mid-term business plan called "Value Creation 21" for the period from April 2001 to March 2004. Under the "Deconstruct and Create" theme, a series of restructuring initiatives have been implemented.

The Company is further striving to secure continued growth and strengthen earnings capability, aiming at maximizing its corporate value. In order to realize these goals, the Company is seeking to achieve optimum allocation of all management resources of the Matsushita Group and enhanced management speed and, as part of this initiative, the Board of Directors has decided to transform Matsushita Communication Industrial Co., Ltd., heretofore a majority-owned subsidiary of the Company, into a wholly-owned subsidiary by way of a share exchange, with the effective date set for October 1, 2002. Hereafter, Matsushita will proceed with comprehensive Groupwide business and organizational restructuring, clarifying business areas of responsibility for each operating division and thereby re-establishing an autonomous management structure, in accordance with the following basic policies:

① Eliminate duplication of business lines and counterproductive competition within the Group.

② Unify and concentrate R&D resources into strategic areas to achieve optimum results from a Groupwide perspective.

③ Establish a totally integrated operational structure in each business area, with full responsibility to customers for development, manufacturing and sales.

Management would appreciate shareholders' approval of the share exchange agreement (the Share Exchange Agreement) upon understanding of the intent of this share exchange, and your continued support of our endeavors.

(2) The Share Exchange Agreement

The following sets out the tems of the Share Exchange Agreement entered into by the Company and Matsushita Communication Industrial Co., Ltd. on April 26, 2002.

SHARE EXCHANGE AGREEMENT

(copy)

Matsushita Electric Industrial Co., Ltd. (hereinafter referred to as "MEI") and Matsushita Communication Industrial Co., Ltd. (hereinafter referred to as "MCI") hereby execute this share exchange agreement (hereinafter referred to as "this Agreement") as set forth herein.

(Share Exchange)

Article 1 MEI and MCI shall implement the share exchange in accordance with the manner set forth in Articles 352 through 363 of the Commercial Code of Japan, whereby MEI shall be the 100% parent company of MCI and MCI shall become the wholly-owned subsidiary of MEI.

(Shares to be Allotted upon Share Exchange)

Article 2 Upon the share exchange, MEI shall issue 176,967,239 shares of common stock and allot them, together with 59,984,408 shares of common stock of MEI held by MEI set forth in the following article, to those shareholders (including the beneficial shareholders; hereinafter the same shall apply) whose names appear as such on the register of shareholders of MCI (including the register of beneficial shareholders; hereinafter the same shall apply) as of the close of the day immediately preceding the date of the share exchange, at the ratio of 2.884 shares of common stock of MEI per each common stock of MCI held by such shareholders; provided, however, that no shares of MEI shall be allotted to 105,989,216 shares of MCI held by MEI.

(Allotment of Treasury Stock)

Article 3 MEI shall, as provided in Article 2, allot the 59,984,408 shares of common stock of MEI held by MEI, to any shareholder of MCI in lieu of issuing new shares upon the share exchange.

(Date of Commencement for Calculating Dividends)

Article 4 The dividends on the 236,951,647 shares of common stock of MEI to be allotted in accordance with the provisions of Article 2 shall be calculated, commencing on October 1, 2002.

(Amounts of Capital Stock and Capital Surplus to be Increased)

Article 5 The amounts of capital stock and capital surplus to be increased due to the share exchange shall be as follows:

(1) Capital Stock to be increased: ¥0

(2) Capital Surplus to be increased: The amount calculated by the following formula;

$$\text{Net assets of MCI existing as of the date of the share exchange} \times \frac{\text{Number of shares of MCI to be transferred to MEI upon the share exchange}}{\text{Total number of outstanding shares of MCI}} - \text{Total amount of book value of shares referred to in Article 3, stated in the accounting book of MEI}$$

(Date of Share Exchange)

Article 6 The date on which the share exchange shall become effective shall be October 1, 2002; provided, however, that the parties hereto may agree to change such date upon consulting each other, if necessary.

(Management of Property, etc.)

Article 7 Upon execution of this Agreement until the date of the share exchange, each of the parties hereto shall carry out its business and manage all of its properties with the due care of a good manager (zenryo-naru-kanrisha-no-chui), and shall, only after negotiation and agreement between them, engage in any activity that may materially affect its properties, rights and obligations.

(Dividends)

Article 8 Each of MEI and MCI may pay dividends to those shareholders or the registered pledgees whose names appear as such on the register of shareholders as of the close of March 31, 2002 up to the following amount.

(1) ¥3.75 per share, ¥7,814,000,000 in the aggregate for MEI

(2) ¥7.50 per share, ¥1,412,000,000 in the aggregate for MCI

(Interim Dividends)

Article 9 Each of MEI and MCI may pay interim dividends (cash distributions pursuant to Article 293-5 of the Commercial Code of Japan) to those shareholders or the registered pledgees whose names appear as such on the register of shareholders as of the close of September 30, 2002 up to the following amount.

(1) ¥6.25 per share, ¥14,973,000,000 in the aggregate for MEI

(2) ¥12.50 per share, ¥2,446,000,000 in the aggregate for MCI

(Term of Office of Directors and Corporate Auditors Assuming Office before the Date of Share Exchange)

Article 10 The term of office of the Directors and Corporate Auditors of MEI who assumed such office before the date of the share exchange shall be until the end of their respective terms, as they would be in such office had the share exchange not been made.

(Shareholders' Meetings to Approve this Agreement)

Article 11 Each of MEI and MCI shall convene its shareholders' meeting (hereinafter referred to as the "Shareholders' Meetings") to be held on June 27, 2002 and seek an approval by its shareholders for this Agreement and other matters necessary for the share exchange; provided, however, that MEI and MCI may agree to change the date on which the Shareholders' Meetings are to be held, if necessary, upon consulting each other.

(Change of Terms of Share Exchange and Termination of this Agreement)

Article 12 In the event of any material changes in the conditions of assets or business operations of MEI or MCI during the period between the date of execution hereof and the date of the share exchange, MEI and MCI may agree to change the terms and conditions of the share exchange and other contents of this Agreement or terminate this Agreement upon consulting each other.

(Validity of this Agreement)

Article 13 This Agreement shall cease to have any effect if the share exchange is not approved at either of the Shareholders' Meetings of MEI or MCI as set forth in Article 11.

(Matters for Negotiation)

Article 14 In addition to the matters set forth in this Agreement, any matters necessary with respect to the share exchange shall be determined upon negotiation with each other in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate and, upon signing and sealing hereof, and each of MEI and MCI retains one (1) copy hereof.

April 26, 2002

MEI: MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
1006, Oaza Kadoma, Kadoma-shi, Osaka
President: Kunio Nakamura

MCI: MATSUSHITA COMMUNICATION INDUSTRIAL CO., LTD.
3-1, Tsunashima-higashi 4-chome, Kohoku-ku, Yokohama-shi, Kanagawa
President: Yasuo Katsura

(3) Explanation concerning the share exchange ratio pursuant to Paragraph 1, Item 2 of Article 354 of the Commercial Code of Japan

Explanation Concerning Share Exchange Ratio

With respect to the share exchange scheduled for October 1, 2002, between Matsushita Electric Industrial Co., Ltd. (the Company) and Matsushita Communication Industrial Co., Ltd. (MCI), the share exchange ratio (the Share Exchange Ratio) was determined as follows:

① The Company requested Nomura Corporate Advisors Co., Ltd. (currently, Nomura Securities Co., Ltd.; hereinafter, "Nomura Securities") for calculation of the Share Exchange Ratio to be used as a reference for the Company in commencing negotiations with MCI concerning the Share Exchange Ratio. Nomura Securities comprehensively considered and used such methods as market price analysis, discounted cash flow analysis and net worth method in calculating the enterprise values of the Company and MCI, thereafter preparing a draft report on the Share Exchange Ratio and submitting it to the Company.

② Using Nomura Securities' proposal and advice as a reference, the Company held a number of negotiation sessions with MCI. As a result, the proposal to implement a Share Exchange Ratio of 2.884 for one (2.884 Company shares to be issued in exchange for one MCI share) was submitted to each company's Board of Directors' meeting on January 10, 2002. The Board of Directors of the Company approved the Share Exchange Ratio and concluded a Memorandum of Understanding (MOU) with MCI, setting forth the Share Exchange Ratio, on the same day. The MOU also provides that this share exchange is independent and separate from, and shall not be affected in any way by, other share exchanges that may be implemented between the Company and other companies than MCI, and that, in the event any material changes arise in assets or management conditions of the Company or MCI, the parties may terminate the MOU upon mutual consultation.

③ On the same day, the Board of Directors of the Company resolved, among other things, that the Company would implement repurchase of its own shares from the market, pursuant to Paragraph 4 of Article 3 of supplementary rules to the Commercial Code, as amended in 2001, with the intent of possibly using the shares so repurchased to substitute a part of new shares of the Company to be delivered at the time of the share exchange, and that the Company would issue unsecured straight bonds in an aggregate principal amount not exceeding 300 billion yen for the purpose of raising funds necessary for future business development. Also on the same day, the Company publicly announced the above resolutions, as well as the fact that it entered into the MOU and the contents thereof.

④ Subsequent to the above public announcement, the Company obtained confirmation from Nomura Securities that there was no disparity between the conditions on which Nomura Securities based to calculate the Share Exchange Ratio and the contents of the above public announcement, and that the Share Exchange Ratio of 2.884 shares of the Company for each MCI share fell within a range that Nomura Securities reckoned to be fair and reasonable as a proposed Share Exchange Ratio.

⑤ In April 2002, the Company, preceding the signing of the Share Exchange Agreement with MCI, once again requested Nomura Securities to investigate the fairness of the Share Exchange Ratio determined on January 10, 2002. In response to this request, Nomura Securities reported to the Board of Directors of the Company that, as of April 26, 2002, the Share Exchange Ratio of 2.884 shares of the Company for each MCI share fell within a range that Nomura Securities reckoned to be fair and reasonable as a proposed Share Exchange Ratio.

⑥ Upon receipt of this report, the Company subsequently obtained approval at the meeting of its Board of Directors held on the same day, and entered into the Share Exchange Agreement setting forth the Share Exchange Ratio therein.

⑦ The Company has also confirmed that MCI obtained a report from its financial advisor to the effect that the Share Exchange Ratio provided in the Share Exchange Agreement is within the range its financial advisor had analyzed.

[Copy of Report from Nomura Securities Co., Ltd.]

April 26, 2002

To: The Board of Directors
Matsushita Electric Industrial Co., Ltd.

Analysis of the Share Exchange Ratios

Matsushita Electric Industrial Co., Ltd. ("MEI"), appointed Nomura Securities Co., Ltd. ("Nomura"), to evaluate, as an independent institution, the share exchange ratios stated in the memoranda of understanding (each, the "MOU") dated January 10, 2002 and executed separately between MEI on the one hand and each of the Target Companies (as defined below) on the other hand, in advance of the execution of share exchange agreements (collectively, the "Agreements"), separately between MEI and each of Matsushita Communication Industrial Co., Ltd. ("MCI"), Kyushu Matsushita Electric Co. Ltd. ("KME"), Matsushita Seiko Co., Ltd. ("MS"), Matsushita Kotobuki Electronics Industries, Ltd. ("MKEI") (each of MCI, KME, MS and MKEI is referred to as a "Listed Target Company"), and Matsushita Graphic Communication Systems, Inc. ("MGCS") (together with the Listed Target Companies, the "Target Companies," and each of the Target Companies shall be referred to as a "Target Company"). Each of the MOUs states, among other things, that MEI and each Target Company agree to consummate a share exchange (the "Share Exchange", collectively, the "Share Exchanges") in which MEI shall become the 100% parent company of the relevant Target Company, and that each share of common stock of the Target Company shall be exchanged for MEI shares of common stock at the following ratios: 1) 2.884 MEI shares for each MCI share; 2) 0.576 MEI shares for each KME share; 3) 0.332 MEI shares for each MS share; 4) 0.833 MEI shares for each MKEI share; and 5) 0.538 MEI shares for each MGCS share (collectively, the "Share Exchange Ratios").

Prior to the execution of the MOUs, on January 10, 2002, Nomura Corporate Advisors Co., Ltd. (which merged into Nomura Securities Co., Ltd. with effect from April 1, 2002 and is hereinafter referred to as "Nomura") made a final proposal on the share exchange ratios which Nomura considered fair and reasonable to the Board of Directors of MEI. In making such proposal, Nomura carried out the following procedures and analysis on each of MEI and the Target Companies:

1) Review of the letters of December 2001 which were addressed to Nomura or the financial advisors of the Target Companies concerning any then-anticipated events up to the date of the Share Exchanges (October 1, 2002);
2) Analysis of the annual securities reports for the last three financial years, the last semi-annual securities reports, and other information concerning business and financial conditions of each of MEI and the Target Companies up to mid-December 2001;
3) Analysis of the financial statements, business plans, and other information on business and financial conditions of each of MEI and the Target Companies;
4) Review of projected financial information, including profit and loss for each of MEI and the Target Companies;
5) Interviews with the management of MEI and each of the Target Companies concerning their business operations, assets, financial conditions and outlook therefor;
6) Analysis of publicly available information on market and economic conditions in which each of MEI and the Target Companies are operating;
7) Analysis of the market share prices and trading volumes of the shares of MEI and each of the Listed Target Companies;
8) Analysis of information on market value of assets and liabilities of MGCS as at the end of the then latest interim period; and
9) Other investigations, inquiries, and analysis that Nomura deemed necessary and appropriate.

After the execution by MEI of the MOUs, Nomura carried out the following procedures and analysis regarding MEI and each of the Target Companies:

1) Review of the MOUs executed on January 10, 2002;
2) Review of the press releases dated January 10, 2002 (the "Press Releases");
3) Review of the business forecasts announced since January 11, 2002 up to the date hereof;

4) Interviews with the management of each of MEI, MCI, MS and MKEI concerning business operations, assets and financial conditions, outlook therefor and the likely effect of the revision of their business forecast; and
5) Other investigations, inquiries, and analysis that Nomura deemed necessary and appropriate.

Furthermore, Nomura carried out the following in preparation of this letter:
1) Review of press releases made by MEI or each of the Target Companies since January 11, 2002;
2) Review of copies of the letters dated April 26, 2002 issued by MEI and each of the Target Companies to Nomura or the financial advisors of the Target Companies, as appropriate, concerning any anticipated events up to the date of the Share Exchanges (October 1, 2002); and
3) Other investigations, inquiries, and analysis that Nomura deemed necessary and appropriate.

Within the scope of these processes and analysis and under the assumptions and the restrictions expressed herein, Nomura is of the opinion, as of the date hereof, that since there has been no material changes in the various significant conditions for the valuation of the Share Exchanges, the proposed share exchange ratios are fair and reasonable. Therefore, Nomura considers that the following Share Exchange Ratios are within such proposed ranges and are fair and reasonable as of April 26, 2002.
1) 2.884 MEI shares for each MCI share;
2) 0.576 MEI shares for each KME share;
3) 0.332 MEI shares for each MS share;
4) 0.833 MEI shares for each MKEI share; and
5) 0.538 MEI shares for each MGCS share

This letter is produced by Nomura, based on financial information provided to it or that was publicly available under the assumption that the information is accurate and complete. Nomura has not verified any of the information independently. Accordingly, Nomura accepts no responsibility for the accuracy nor completeness of the information used. Additionally, Nomura has produced this letter on the assumption that the financial forecasts and business plans provided by MEI and the Target Companies have been confirmed accurate by MEI and the Target Companies, as the case may be, and are on the best judgment and expressed expectations of the executive management of MEI and the Target Companies, as the case may be. Nomura has not performed an investigation of the physical property, equipment, etc. of MEI or the Target Companies, and Nomura has not produced an independent expert opinion regarding the evaluation of the condition of assets or debt of MEI or the Target Companies, nor has Nomura received any such expert opinion or evaluation from MEI or the Target Companies. In addition, with regard to the Share Exchange Ratios, Nomura has produced this letter in furtherance by MEI and the Target Companies of the legal and valid execution of the Share Exchanges as described in the MOUs or the Press Releases, and the tax implications of the Share Exchanges as have been viewed under current tax laws. Since conditions may change subsequent to the date of this letter, the conclusions of this letter may accordingly change, and this letter is current as of the date of this letter and Nomura does not intend to make, assert, nor accept any responsibility for corrections, changes, or supplements.

Nomura has been appointed by MEI, as its financial advisor for these transactions. Furthermore, Nomura may offer other securities-related services to MEI and may receive certain fees and commissions; however, other than the aforementioned contract, there is no other relationship between Nomura and MEI. Nomura may offer other securities-related services to the Target Companies and may receive certain fees and commissions; however, other than the aforementioned contract, there is no other relationship between Nomura and the Target Companies.

This letter was prepared for the sole purpose of serving as a reference for MEI's Board of Directors in assessing the fairness and reasonableness of the Share Exchange Ratios in connection with the execution of the Agreements separately with each of the Target Companies. However, Nomura recognizes that this letter may be disclosed to MEI's shareholders as a reference considered by MEI's Board of Directors in assessing the fairness and reasonableness of the Share Exchange Ratios; however, notwithstanding the foregoing, Nomura is an independent contractor and nothing contained herein will be construed to constitute it as a partner, joint venture party, co-owner, fiduciary, employee or agent of MEI, or otherwise as a participant in a joint or common undertaking, or allow Nomura to create or assume any obligation on behalf of MEI for any purpose whatsoever.

This letter is not an opinion as to the managerial judgment made by MEI's Board of Directors. This letter is not a solicitation or recommendation to MEI shareholders to exercise votes in any particular manner regarding the Share Exchanges. Concurrently, this letter is not a forecast of future share prices or enterprise values of MEI nor the Target Companies.

Nomura Securities Co., Ltd.
Junichi Ujiie, President

(4) The balance sheets and statements of operations of the companies conducting the share exchange, pursuant to Paragraph1, Items 3 and 5 of Article 354 of the Commercial Code of Japan

1. See pages 13~16 in Appendix to the Notice of General Meeting of Shareholders, for the Company's balance sheet and statement of operations.
2. The balance sheet and statement of operations of Matsushita Communication Industrial Co., Ltd. are as follows:

Balance Sheet

Assets

	March 31, 2002 (in millions of yen)
Current assets	**287,996**
Cash and deposits	32,786
Group deposits	33,000
Trade accounts receivable	107,071
Finished goods	13,616
Raw materials	17,856
Work in process	8,130
Deferred tax assets	36,554
Other receivables	23,080
Other current assets	16,180
Allowance for doubtful receivables	(280)
Fixed assets	**229,296**
Tangible fixed assets	**47,513**
Buildings	22,741
Structures	861
Machinery and equipment	4,355
Vehicles	18
Tools, furniture and fixtures	7,699
Land	11,695
Construction in progress	142
Intangibles	**177**
Facility utility rights	55
Software	121
Investments and other assets	**181,605**
Investment securities	53,548
Investments in subsidiaries	17,974
Investments in equity of subsidiaries, other than capital stock	4,940
Investments in equity, other than capital stock	896
Long-term deposits	14,000
Long-term Group deposits	28,000
Deferred tax assets	47,990
Long-term deposits paid	14,826
Other assets	1,112
Allowance for valuation of investments	(1,683)
Total assets	**517,292**

(Notes) 1. In accordance with Japanese Commercial Code regulations, all amounts less than ¥1 million have been omitted.
2. Short-term receivables from subsidiaries ¥ 6,210 million
Short-term payables to subsidiaries ¥ 28,007 million
3. Short-term receivables from parent company ¥105,098 million
Short-term payables to parent company ¥ 16,021 million
Long-term receivables from parent company ¥ 270 million
4. Accumulated depreciation of tangible fixed assets ¥116,592 million
5. Major foreign currency assets:
Investment securities denominated in foreign currencies ¥ 8,082 million (Stg£ 25,586 thousand etc.)
Investments in subsidiaries denominated in foreign currencies ¥10,640 million (US$ 46,000 thousand etc.)
Long-term deposits paid denominated in foreign currencies ¥14,826 million (US$ 114,768 thousand)

Liabilities	March 31, 2002 (in millions of yen)
Current liabilities	**168,665**
Trade accounts payable	48,770
Other payables	2,850
Accrued income taxes	17
Accrued expenses	52,603
Advance receipts	282
Deposits received	11,445
Reserve for bonuses	8,173
Reserve for service maintenance	8,692
Reserve for investment losses	23,842
Employees' deposits	11,977
Notes payable related to tangible fixed assets	10
Long-term liabilities	**25,654**
Employee retirement and severance benefits	25,654
Total liabilities	**194,319**
Shareholders' Equity	
Capital stock	**22,856**
Statutory reserves	**41,626**
Capital reserve	35,912
Legal reserve	5,714
Retained earnings	**256,178**
Reserve for dividends	17,150
Contingency reserve	268,650
Unappropriated deficit at end of period	(29,621)
[Net income (loss) for period	(46,630)]
Unrealized holding gains of available-for-sale securities, etc.	**2,319**
Treasury stock	**(7)**
Total shareholders' equity	**322,972**
Total liabilities and shareholders' equity	**517,292**

(Notes) 6. "Group deposits" included in Current assets and Investments and other assets are deposits for the purpose of centralization and effective use of funds of Matsushita Group companies.
7. Major lease assets are computer related equipment.
8. Net income (loss) per share for the period (from April 1, 2001 to March 31, 2002) .... (247.84) yen
9. Amount of net assets as set forth in Article 290, Paragraph 1, Item 6 of the Japanese Commercial Code .... ¥ 2,319 million

Statement of Operations

Recurring Profit & Loss	from April 1, 2001 to March 31, 2002 (in millions of yen)
Operating income and expenses	
Net sales	**562,417**
Cost of sales	(468,395)
Selling, general and administrative expenses	(151,331)
Operating profit (loss)	**(57,309)**
Non-operating income and expenses	
Non-operating income	
Interest and dividend income	4,574
Other	4,315
Non-operating expenses	
Interest expense	(260)
Other	(1,934)
Recurring profit (loss)	**(50,614)**
Non-Recurring Profit & Loss	
Non-recurring profit	
Profit on sale of fixed assets	113
Reversal of allowance for doubtful receivables	413
Non-recurring loss	
Loss on retirement of fixed assets	(167)
Transfer to reserve for investment losses	(19,959)
One-time compensation for employment restructuring program	(8,076)
One-time compensation for regional-based employees	(14)
Income (loss) before income taxes	**(78,305)**
Provision for income taxes	
Current	(33)
Deferred	31,708
Net income (loss)	**(46,630)**
Unappropriated retained earnings brought forward from the previous period	19,360
Interim dividend	(2,351)
Unappropriated deficit at end of period	(29,621)

(Notes) 1. Amounts less than ¥1 million have been omitted.

2. Sales to subsidiaries ¥ 5,336 million
   Purchases from subsidiaries ¥ 69,964 million
   Transactions with subsidiaries other than sales and purchases ¥ 182 million
3. Sales to parent company ¥533,053 million
   Purchases from parent company ¥125,793 million
   Transactions with parent company other than sales and purchases ¥ 27 million
4. "One-time compensation for employment restructuring program" is accounted for to provide support to early retirees on the Special Life Assistance Plan.

Summary of Significant Accounting Policies

1. Valuation method of inventories:
   - Finished goods, work in process .... Lower of cost (average) or market. (Purchased goods are calculated by the lower of cost determined by last purchase price method, or market.)
   - Raw materials .... Lower of cost, determined by last purchase price method, or market
2. Valuation method of securities:
   - Investments in subsidiaries and affiliates .... Valuation at cost, with cost determined by the moving average method
   - Other securities
     - Items with a market value: market valuation method based on business year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of other securities is reported as a separate component of shareholders' equity. The cost of other securities sold is computed based on the moving average method.)
     - Items with no market value: valuation at cost, with cost determined by the moving average method
3. Method of depreciation of tangible fixed assets .... Declining-balance method
4. Leases:
   Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are treated as operating leases for accounting purposes.
5. Basis of allowances and reserves:
   a. Allowance for doubtful receivables is provided for general receivables based primarily on past delinquency occurrance rates.
   b. Allowance for valuation of investments is provided to prepare for possible losses mainly from investments in subsidiaries, taking into consideration the financial condition of subsidiaries, etc.
   c. Reserve for service maintenance is provided to cope with after-sales services of products sold, and includes estimated expenses for repairing and contract-based maintenance services.
   d. Liabilities incurred for the provision of employee retirement and severance benefits are stated based on projected benefit obligation and pension fund assets at the year-end. The transition obligation amounting to ¥5,352 million recognized at the adoption of new accounting standards is being amortized on a straight-line basis over 15 years.
      The actuarial gains and losses are amortized on a straight-line basis starting from the subsequent fiscal period, over a fixed period within the average years of remaining service of employees at the time such actuarial gains and losses arose.
   e. Reserve for investment losses is provided taking into consideration the financial condition of subsidiaries, etc., in order to prepare for possible losses due to the aggravation of performance of subsidiaries, etc.
6. Consumption tax, etc. are excluded from all items in the statement of operations.

(Reference Material)

The consolidated balance sheets and statements of operations of the Company and Matsushita Communication Industrial Co., Ltd.

1. The consolidated balance sheet and statement of operations of the Company are as follows. Please note the Company's consolidated financial statements are prepared in conformity with United States generally accepted accounting principles.

Consolidated Balance Sheet

Assets

	March 31, 2002 (in millions of yen)
Current assets	**3,842,031**
Cash and cash equivalents	899,769
Time deposits	521,333
Short-term investments	11,849
Trade notes receivable	72,159
Trade accounts receivable	1,055,076
Allowance for doubtful receivables	(40,298)
Inventories	834,608
Other current assets	487,535
Noncurrent receivables	**316,230**
Investments and advances	**1,331,401**
Property, plant and equipment	**1,440,271**
Land	221,823
Buildings	1,314,122
Machinery and equipment	3,148,408
Construction in progress	66,578
Less accumulated depreciation	(3,310,660)
Other assets	**697,226**
Total assets	**7,627,159**

Liabilities

	March 31, 2002 (in millions of yen)
Current liabilities	**2,486,076**
Short-term borrowings, including current portion of long-term debt	508,064
Trade notes payable	33,331
Trade accounts payable	513,114
Accrued income taxes	25,184
Accrued payroll	106,585
Accrued expenses	688,549
Deposits and advances from customers	109,263
Employees' deposits	136,387
Other current liabilities	365,599
Long-term liabilities	**1,431,768**
Long-term debt	691,892
Employee retirement and severance benefits	718,501
Other long-term liabilities	21,375
Total liabilities	**3,917,844**
Minority interests	**466,231**

Stockholders' Equity

Common stock	**258,737**
Capital surplus	**682,848**
Legal reserve	**82,354**
Retained earnings	**2,461,963**
Accumulated other comprehensive income (loss)	**(150,633)**
Treasury stock	**(92,185)**
Total stockholders' equity	**3,243,084**
Total liabilities and stockholders' equity	**7,627,159**

(Notes) 1. From this fiscal year, the Company has applied the Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133."

2. Accumulated other comprehensive income (loss) breakdown:

Cumulative translation adjustments	¥ (51,287) million
Unrealized holding gains of available-for-sale securities	¥ 50,888 million
Unrealized gains of derivative instruments	¥ 128 million
Minimum pension liability adjustments	¥(150,362) million

Consolidated Statement of Operations

	from April 1, 2001 to March 31, 2002 (in millions of yen)
Net Sales	**6,876,688**
Cost of sales	(5,134,077)
Selling, general and administrative expenses	(1,954,418)
Operating profit (loss)	**(211,807)**
Non-operating income and expenses	
Interest income	33,556
Dividend income	9,162
Interest expense	(41,213)
Restructuring charges	(164,056)
Write-down of investment securities	(92,806)
Other income (loss), net	(80,845)
Income (loss) before income taxes	**(548,009)**
Provision for income taxes	57,211
Minority interests	59,732
Equity in earnings of associated companies	59
Net income (loss)	**(431,007)**

(Note) Restructuring charges include expenses associated with the implementation of early retirement programs and the regional-based employee remuneration system. Other income (loss) includes business restructuring expenses, such as impairment losses and other expenses associated with the closing/integration of several manufacturing facilities.

This page is left blank intentionally.

2. The consolidated balance sheet and statement of operations of Matsushita Communication Industrial Co., Ltd. are as follows:

Consolidated Balance Sheet

	March 31, 2002
Assets	(in millions of yen)
Current assets	**362,390**
Cash and deposits	45,202
Group deposits	35,560
Trade notes and accounts receivable	139,087
Inventories	58,450
Deferred tax assets	38,568
Other receivables	23,080
Other current assets	22,817
Allowance for doubtful receivables	(375)
Fixed assets	**240,163**
Property, plant and equipment	**68,073**
Buildings and structures	31,959
Machinery, equipment and vehicles	7,497
Tools, furniture and fixtures	10,476
Land	14,857
Construction in progress	3,281
Intangibles	**3,217**
Investments and other assets	**168,873**
Investment securities	57,786
Long-term deposits	14,000
Long-term Group deposits	28,000
Deferred tax assets	50,115
Long-term deposits paid	14,826
Other investments	4,145
Total assets	**602,554**

(Notes) 1. All amounts less than ¥1 million have been omitted.
2. Accumulated depreciation of property, plant and equipment ¥138,752 million
3. Group deposits and Long-term Group deposits are deposits with Panasonic Finance (Japan) Co., Ltd., a wholly-owned subsidiary of Matsushita Electric Industrial Co., Ltd., for the purpose of centralization and effective use of funds of Matsushita Group companies.

Liabilities

	March 31, 2002
	(in millions of yen)
Current liabilities	**212,536**
Trade notes and accounts payable	78,105
Short-term borrowings	32,441
Accrued income taxes	1,634
Accrued expenses	68,642
Reserve for service maintenance	9,324
Other current liabilities	22,387
Long-term liabilities	**30,792**
Employee retirement and severance benefits	30,792
Total liabilities	**243,328**
Minority interests	**10,848**

Shareholders' Equity

Common stock	**22,856**
Capital surplus	**35,912**
Retained earnings	**288,942**
Unrealized holding gains of available-for-sale securities	**2,319**
Cumulative translation adjustments	**(1,645)**
Treasury stock	**(7)**
Total shareholders' equity	**348,376**
Total liabilities, minority interests and shareholders' equity	**602,554**

Consolidated Statement of Operations

	from April 1, 2001 to March 31, 2002 (in millions of yen)
Net sales	**783,781**
Cost of sales	(673,963)
Selling, general and administrative expenses	(173,832)
Operating profit (loss)	**(64,014)**
Non-operating income	
Interest and dividend income	2,253
Other	5,462
Non-operating expenses	
Interest expense	(1,418)
Other	(1,689)
Recurring profit (loss)	**(59,407)**
Non-recurring profit	
Profit on sale of fixed assets	161
Other	422
Non-recurring loss	
Loss on retirement of fixed assets	(372)
Restructuring charges	(11,691)
Income (loss) before income taxes	**(70,886)**
Provision for income taxes	
Current	(3,615)
Deferred	31,996
Minority interests	(695)
Net income (loss)	**(43,201)**

(Notes) 1. All amounts less than ¥1 million have been omitted.
2. Restructuring charges include the following:
(1) One-time compensation associated with the special early retirement program ¥(8,390) million
(2) Impairment losses associated with the closing of subsidiaries ¥(3,287) million
(3) One-time compensation associated with the regional-based employee remuneration system ¥ (14) million

This page is left blank intentionally.

Bill No. 4: To approve the Share Exchange Agreement between the Company and Kyushu Matsushita Electric Co., Ltd.

(1) Reasons for necessitating the share exchange

To achieve new growth in the 21st century, the Matsushita Group began its mid-term business plan called "Value Creation 21" for the period from April 2001 to March 2004. Under the "Deconstruct and Create" theme, a series of restructuring initiatives have been implemented.

The Company is further striving to secure continued growth and strengthen earnings capability aiming at maximizing its corporate value. In order to realize these goals, the Company is seeking to achieve optimum allocation of all management resources of the Matsushita Group and enhance management speed, and, as part of this initiative, the Board of Directors has decided to transform Kyushu Matsushita Electric Co., Ltd., heretofore a majority-owned subsidiary of the Company, into a wholly-owned subsidiary by way of a share exchange, with the effective date set for October 1, 2002. Hereafter, Matsushita will proceed with comprehensive Groupwide business and organizational restructuring, clarifying business areas of responsibility for each operating division and thereby re-establishing an autonomous management structure, in accordance with the following basic policies:

① Eliminate duplication of business lines and counterproductive competition within the Group.

② Unify and concentrate R&D resources into strategic areas to achieve optimum results from a Groupwide perspective.

③ Establish a totally integrated operational structure in each business area, with full responsibility to customers for development, manufacturing and sales.

Management would appreciate shareholders' approval of the share exchange agreement (the Share Exchange Agreement) upon understanding of the intent of this share exchange, and your continued support of our endeavors.

(2) The Share Exchange Agreement

The following sets out the terms of the Share Exchange Agreement entered into by the Company and Kyushu Matsushita Electric Co., Ltd. on April 26, 2002.

SHARE EXCHANGE AGREEMENT

(copy)

Matsushita Electric Industrial Co., Ltd. (hereinafter referred to as "MEI") and Kyushu Matsushita Electric Co., Ltd. (hereinafter referred to as "KME") hereby execute this share exchange agreement (hereinafter referred to as "this Agreement") as set forth herein.

(Share Exchange)

Article 1 MEI and KME shall implement the share exchange in accordance with the manner set forth in Articles 352 through 363 of the Commercial Code of Japan, whereby MEI shall be the 100% parent company of KME and KME shall become the wholly-owned subsidiary of MEI.

(Shares to be Allotted upon Share Exchange)

Article 2 Upon the share exchange, MEI shall issue 48,910,956 shares of common stock and allot them to those shareholders (including the beneficial shareholders; hereinafter the same shall apply) whose names appear as such on the register of shareholders of KME (including the register of beneficial shareholders; hereinafter the same shall apply) as of the close of the day immediately preceding the date of the share exchange, at the ratio of 0.576 shares of common stock of MEI per each common stock of KME held by such shareholders; provided, however, that no shares of MEI shall be allotted to 90,225,994 shares of KME held by MEI.

(Date of Commencement for Calculating Dividends)

Article 3 The dividends on the 48,910,956 shares of common stock of MEI to be allotted in accordance with the provisions of Article 2 shall be calculated, commencing on October 1, 2002.

(Amounts of Capital Stock and Capital Surplus to be Increased)

Article 4 The amounts of capital stock and capital surplus to be increased due to the share exchange shall be as follows:

(1) Capital Stock to be increased: ¥0

(2) Capital Surplus to be increased: The amount calculated by the following formula;

$$\text{Net assets of KME existing as of the date of the share exchange} \times \frac{\text{Number of shares of KME to be transferred to MEI upon the share exchange}}{\text{Total number of outstanding shares of KME}}$$

(Date of Share Exchange)

Article 5 The date on which the share exchange shall become effective shall be October 1, 2002; provided, however, that the parties hereto may agree to change such date upon consulting each other, if necessary.

(Management of Property, etc.)

Article 6 Upon execution of this Agreement until the date of the share exchange, each of the parties hereto shall carry out its business and manage all of its properties with the due care of a good manager (zenryo-naru-kanrisha-no-chui), and shall, only after negotiation and agreement between them, engage in any activity that may materially affect its properties, rights and obligations.

(Dividends)

Article 7 Each of MEI and KME may pay dividends to those shareholders or the registered pledgees whose names appear as such on the register of shareholders as of the close of March 31, 2002 up to the following amount.

(1) ¥3.75 per share, ¥7,814,000,000 in the aggregate for MEI

(2) ¥5 per share, ¥876,000,000 in the aggregate for KME

(Interim Dividends)

Article 8 Each of MEI and KME may pay interim dividends (cash distributions pursuant to Article 293-5 of the Commercial Code of Japan) to those shareholders or the registered pledgees whose names appear as such on the register of shareholders as of the close of September 30, 2002 up to the following amount.

(1) ¥6.25 per share, ¥14,973,000,000 in the aggregate for MEI

(2) ¥5 per share, ¥1,051,000,000 in the aggregate for KME

(Term of Office of Directors and Corporate Auditors Assuming Office before the Date of Share Exchange)

Article 9 The term of office of the Directors and Corporate Auditors of MEI who assumed such office before the date of the share exchange shall be until the end of their respective terms, as they would be in such office had the share exchange not been made.

(Shareholders' Meetings to Approve this Agreement)

Article 10 Each of MEI and KME shall convene its shareholders' meeting (hereinafter referred to as the "Shareholders' Meetings") to be held on June 27, 2002 and seek an approval by its shareholders for this Agreement and other matters necessary for the share exchange; provided, however, that MEI and KME may agree to change the date on which the Shareholders' Meetings are to be held, if necessary, upon consulting each other.

(Change of Terms of Share Exchange and Termination of this Agreement)

Article 11 In the event of any material changes in the conditions of assets or business operations of MEI or KME during the period between the date of execution hereof and the date of the share exchange, MEI and KME may agree to change the terms and conditions of the share exchange and other contents of this Agreement or terminate this Agreement upon consulting each other.

(Validity of this Agreement)

Article 12 This Agreement shall cease to have any effect if the share exchange is not approved at either of the Shareholders' Meetings of MEI or KME set forth in Article 10.

(Matters for Negotiation)

Article 13 In addition to the matters set forth in this Agreement, any matters necessary with respect to the share exchange shall be determined upon negotiation with each other in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate and, upon signing and sealing hereof, and each of MEI and KME retains one (1) copy hereof.

April 26, 2002

MEI: MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
1006, Oaza Kadoma, Kadoma-shi, Osaka
President: Kunio Nakamura

KME: KYUSHU MATSUSHITA ELECTRIC CO., LTD.
1-62, Minoshima 4-chome, Hakata-ku, Fukuoka-shi
President: Hajime Sakai

(3) Explanation concerning the share exchange ratio pursuant to Paragraph 1, Item 2 of Article 354 of the Commercial Code of Japan

Explanation Concerning Share Exchange Ratio

With respect to the share exchange scheduled for October 1, 2002, between Matsushita Electric Industrial Co., Ltd. (the Company) and Kyushu Matsushita Electric Co., Ltd. (KME), the share exchange ratio (the Share Exchange Ratio) was determined as follows:

① The Company requested Nomura Corporate Advisors Co., Ltd. (currently, Nomura Securities Co., Ltd.; hereinafter, "Nomura Securities") for calculation of the Share Exchange Ratio to be used as a reference for the Company in commencing negotiations with KME concerning the Share Exchange Ratio. Nomura Securities comprehensively considered and used such methods as market price analysis, discounted cash flow analysis and net worth method in calculating the enterprise values of the Company and KME, thereafter preparing a draft report on the Share Exchange Ratio and submitting it to the Company.

② Using Nomura Securities' proposal and advice as a reference, the Company held a number of negotiation sessions with KME. As a result, the proposal to implement a Share Exchange Ratio of 0.576 for one (0.576 Company shares to be issued in exchange for one KME share) was submitted to each company's Board of Directors' meeting on January 10, 2002. The Board of Directors of the Company approved the Share Exchange Ratio and concluded a Memorandum of Understanding (MOU) with KME, setting forth the Share Exchange Ratio, on the same day. The MOU provides that this share exchange is independent and separate from, and shall not be affected in any way by, other share exchanges that may be implemented between the Company and companies other than KME, and that, in the event any material changes arise in assets or management conditions of the Company or KME, the parties may terminate the MOU upon mutual consultation.

③ On the same day, the Board of Directors of the Company resolved, among other things, that the Company would implement repurchase of its own shares from the market, pursuant to Paragraph 4 of Article 3 of supplementary rules to the Commercial Code, as amended in 2001, with the intent of possibly using the shares so repurchased to substitute a part of the new shares of the Company to be delivered at the time of the share exchange, and that the Company would issue unsecured bonds in an aggregate principal amount not exceeding 300 billion yen for the purpose of raising funds for future business development. Also on the same day, the Company publicly announced the above resolutions, as well as the fact that it entered into the MOU and the contents thereof.

④ Subsequent to the above public announcement, the Company obtained confirmation from Nomura Securities that there was no disparity between the conditions of the Share Exchange Ratio and the contents of the above public announcement, and that the Share Exchange Ratio of 0.576 shares of the Company for each KME share fell within a range that Nomura Securities reckoned to be fair and reasonable as a proposed Share Exchange Ratio.

⑤ In April 2002, the Company, preceding the signing of the Share Exchange Agreement with KME, once again requested Nomura Securities to investigate the fairness of the Share Exchange Ratio determined on January 10, 2002. In response to this request, Nomura Securities reported to the Board of Directors of the Company that, as of April 26, 2002, the Share Exchange Ratio of 0.576 shares of the Company for each KME share fell within a range that Nomura Securities reckoned to be fair and reasonable as a proposed Share Exchange Ratio.

⑥ Upon receipt of this report, the Company subsequently obtained approval at the meeting of its Board of Directors held on the same day, and entered into the Share Exchange Agreement, setting forth the Share Exchange Ratio therein.

⑦ The Company has also confirmed that KME obtained a report from its financial advisor to the effect that the Share Exchange Ratio provided in the Share Exchange Agreement is reasonable.

See pages 28~30, for the report from Nomura Securities Co., Ltd. concerning the Share Exchange Ratio.

(4) The balance sheets and statements of operations of the companies conducting the share exchange, pursuant to Paragraph 1, Items 3 and 5 of Article 354 of the Commercial Code of Japan

1. See pages 13~16 in Appendix to the Notice of General Meeting of Shareholders, for the Company's balance sheet and statement of operations.
2. The balance sheet and statement of operations of Kyushu Matsushita Electric Co., Ltd are as follows:

Balance Sheet

Assets

	March 31, 2002 (in millions of yen)
Current assets	**141,472**
Cash and deposits	13,438
Group deposits	47,000
Trade accounts receivable	48,160
Finished goods	5,073
Raw materials, work in process and supplies	14,910
Deferred tax assets	8,021
Other receivables	3,249
Other current assets	1,737
Allowance for doubtful receivables	(120)
Fixed assets	**89,823**
Tangible fixed assets	**31,196**
Buildings	12,361
Structures	1,043
Machinery and equipment	9,365
Vehicles	27
Tools, furniture and fixtures	2,426
Land	5,687
Construction in progress	283
Intangibles	**1,745**
Patent and trademark rights	1,112
Other intangibles	632
Investments and other assets	**56,881**
Investment securities	21,874
Investments in subsidiaries	8,957
Investments in equity of subsidiaries, other than capital stock	2,637
Deferred tax assets	11,096
Other assets	12,345
Allowance for doubtful receivables	(30)
Total assets	**231,295**

(Notes) 1. In accordance with Japanese Commercial Code regulations, all amounts less than ¥1 million yen have been omitted.

2. "Group deposits" are deposits with Panasonic Finance (Japan) Co., Ltd., a wholly-owned subsidiary of Matsushita Electric Industrial Co., Ltd., for the purpose of centralization and effective use of funds of Matushita Group companies.

3. Short-term receivables from parent company ¥41,974 million
Long-term receivables from parent company ¥ 400 million
Short-term payables to parent company ¥ 5,324 million
Short-term receivables from subsidiaries ¥ 6,387 million
Long-term receivables from subsidiaries ¥ 3,100 million
Short-term payables to subsidiaries ¥ 3,582 million

4. Accumulated depreciation of tangible fixed assets ¥90,579 million

5. Leased assets (manufacturing equipment, computers, etc.) are not included in the above Fixed assets.

Liabilities

	March 31, 2002 (in millions of yen)
Current liabilities	**51,766**
Trade accounts payable	16,848
Other payables	936
Accrued expenses	22,134
Accrued income taxes	1,518
Employees' deposits	9,037
Other current liabilities	1,291
Long-term liabilities	**22,792**
Employee retirement and severance benefits	22,792
Total liabilities	**74,559**

Shareholders' Equity

Capital stock	**29,845**
Statutory reserves	**41,623**
Capital reserve	36,886
Legal reserve	4,736
Retained earnings	**85,923**
Reserve for special depreciation	740
Reserve for advanced depreciation	115
Reserve for advanced depreciation of substitutive tangible assets	357
Reserve for dividends	5,910
Contingency reserve	78,350
Unappropriated retained earnings at end of period	449
[Net income (loss) for period	(2,628)]
Unrealized holding gains (losses) of available-for-sale securities, etc.	**(626)**
Treasury stock	**(29)**
Total shareholders' equity	**156,735**
Total liabilities and shareholders' equity	**231,295**

(Notes) 6.Major foreign currency assets:

Investments in subsidiaries	MYR 42,512 thousand	(¥2,362 million)
	Stg£ 12,000 thousand	(¥2,632 million)
	US$ 19,200 thousand	(¥2,350 million)
	THB 90,000 thousand	(¥ 315 million)
	PHP300,000 thousand	(¥ 721 million)
Investment in equity of subsidiaries, other than capital stock	US$ 21,000 thousand	(¥2,637 million)

7. Net income (loss) per share for the period (April 1, 2001 to March 31, 2002) ········ (14.95) yen

Statement of Operations

	from April 1, 2001 to March 31, 2002 (in millions of yen)
Recurring Profit & Loss	
Operating income and expenses	
Net sales	**298,902**
Cost of sales	(240,173)
Selling, general and administrative expenses	(55,324)
Operating profit	**3,404**
Non-operating income and expenses	
Non-operating income	
Interest and dividend income	1,128
Other	2,359
Non-operating expenses	
Interest expense	(128)
Other	(3,848)
Recurring profit	**2,915**
Non-recurring Profit & Loss	
Non-recurring loss	
Loss on disposal of inventories	(958)
Loss on valuation of investment securities	(39)
Additional retirement allowance under special early retirement program	(6,621)
Income (loss) before income taxes	**(4,704)**
Provision for income taxes	
Current	(1,800)
Deferred	3,875
Net income (loss)	**(2,628)**
Unappropriated retained earnings brought forward from the previous period	5,139
Retirement of treasury stock	(1,184)
Interim dividend	(876)
Unappropriated retained earnings at end of period	449

(Notes) 1. *Amounts less than ¥1 million have been omitted.*

2. Sales to parent company ¥289,614 million
   Purchases from parent company ¥ 14,773 million
   Transactions with parent company other than sales and purchases ¥ 589 million
3. Sales to subsidiaries ¥ 3,891 million
   Purchases from subsidiaries ¥ 23,978 million
   Transactions with subsidiaries other than sales and purchases ¥ 3,516 million

Summary of Significant Accounting Policies

1. Valuation method of inventories:
   - Finished goods, work in process ······ Lower of cost or market, retail method
   - Raw materials, supplies ······ Lower of cost, determined by last purchase price method, or market
2. Valuation method of securities:
   - Investments in subsidiaries and affiliates ······ Valuation at cost, with cost determined by the moving average method
   - Other securities
     - Items with a market value: market valuation based on year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of other securities is reported as a separate component of shareholders' equity. The cost of other securities sold is computed based on the moving average method.)
     - Items with no market value: valuation at cost, with cost determined by the moving average method
3. Method of depreciation of tangible fixed assets ······ Declining-balance method
   (Depreciation for buildings purchased on and after April 1, 1998 is computed based on the straight-line method)
   The principle estimated useful lives range as follows:
   Buildings and structures ······ 10~50 years
   Machinery, equipment, and vehicles ······ 4~7 years
4. *Accrual for employee retirement and severance benefits:*
   The Company has established a defined benefit type system for employees' pension funds and retirement and severance benefits.
   Liabilities incurred from the provision of employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the year-end.
   The transition obligation amounting to ¥1,064 million recognized at the adoption of new accounting standards is being amortized on a straight-line basis over 15 years.
   Prior service liabilities are amortized on a straight-line basis over a fixed period (15 years) within the average years of remaining service of employees at the time such prior service liabilities arose.
   The actuarial gains and losses are amortized on a straight-line basis starting from the subsequent fiscal period, over a fixed period (15 years) within the average years of remaining service of employees at the time such actuarial gains and losses arose.
5. Translations of foreign currency denominated assets and liabilities into yen:
   Foreign currency denominated receivables and payables are translated into yen at year-end rates, and differences from transaction rates are entered as gains or losses.
6. Leases:
   Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are treated as operating leases for accounting purposes.
7. Consumption tax, etc. are excluded from all items in the statement of operations.

Additional information

1. *Treasury stock:*
   Treasury stock, previously accounted for in current assets, is now included at the bottom of Shareholders' Equity from this fiscal period, to conform to revised regulations concerning financial documents.
2. Change in transaction price:
   With respect to sales transactions in the consumer products area in Japan, the Company changed the transaction price to more accurately reflect the actual condition of the market, with the objective of realizing management that can respond quickly and properly to changes in the market to attain customer satisfaction. The new price is lower than the previous one by an amount that is deemed comparable to sales *promotion expenses. This change resulted in a decrease in net sales and sales promotion expenses, each by ¥891 million, in this past* fiscal year, compared to the case calculated using the previous transaction price. Operating profit is not affected by this change.

(Reference Material)

The consolidated balance sheets and statements of operations of the Company and Kyushu Matsushita Electric Co., Ltd.

1. See pages 35~37 for the consolidated balance sheet and statement of operations of the Company.
2. The consolidated balance sheet and statement of operations of Kyushu Matsushita Electric Co., Ltd. are as follows:

Consolidated Balance Sheet

Assets

	March 31, 2002 (in millions of yen)
Current assets	**160,737**
Cash and deposits	15,904
Group deposits	53,524
Trade notes and accounts receivable	50,355
Inventories	27,423
Deferred tax assets	9,563
Other current assets	4,067
Allowance for doubtful receivables	(101)
Fixed assets	**95,367**
Property, plant and equipment	**43,279**
Buildings and structures	18,009
Machinery, equipment and vehicles	15,149
Land	6,397
Construction in progress	655
Other	3,066
Intangibles	**1,788**
Investments and other assets	**50,300**
Investment securities	20,259
Long-term loans	12,411
Deferred tax assets	14,458
Other investments and assets	3,194
Allowance for doubtful receivables	(22)
Total assets	**256,104**

(Notes) 1. All amounts less than ¥1 million have been omitted.
2. Accumulated depreciation of property, plant and equipment ¥129,116 million
3. "Group deposits" are deposits mainly with Panasonic Finance (Japan) Co., Ltd., a wholly-owned subsidiary of Matsushita Electric Industrial Co., Ltd., for the purpose of centralization and effective use of funds of Matsushita Group companies.

Liabilities

	March 31, 2002 (in millions of yen)
Current liabilities	**66,694**
Trade notes and accounts payable	16,586
Short-term borrowings	892
Accrued income taxes	2,160
Accrued expenses	30,079
Deferred tax liabilities	659
Other current liabilities	16,315
Long-term liabilities	**26,768**
Employee retirement and severance benefits	26,768
Total liabilities	**93,463**
Minority interests	**7,221**

Shareholders' Equity

Common stock	**29,845**
Capital surplus	**36,886**
Retained earnings	**91,946**
Unrealized holding gains (losses) of available-for-sale securities	**(626)**
Cumulative translation adjustments	**(974)**
Treasury stock	**(29)**
Parent company shares held by subsidiaries	**(1,628)**
Total shareholders' equity	**155,419**
Total liabilities, minority interests and shareholders' equity	**256,104**

Consolidated Statement of Operations

	from April 1, 2001 to March 31, 2002 (in millions of yen)
Net sales	**376,772**
Cost of sales	(309,001)
Selling, general and administrative expenses	(63,549)
Operating profit	**4,222**
Non-operating income	
Interest and dividend income	1,019
Other	2,371
Non-operating expense	
Interest expense	(179)
Other	(4,447)
Recurring profit	**2,985**
Non-recurring loss	
Loss on disposal of inventories	(1,013)
Loss on valuation of investment securities	(39)
Restructuring charges	(8,219)
Income (loss) before income taxes	**(6,286)**
Provision for income taxes	
Current	(2,556)
Deferred	5,577
Minority interests	(65)
Net income (loss)	**(3,331)**

(Notes) 1. All amounts less than ¥1 million have been omitted.

2. Restructuring charges of ¥8,219 million are additional retirement allowances associated with the special early retirement program.

This page is left blank intentionally.

Bill No. 5: To approve the Share Exchange Agreement between the Company and Matsushita Seiko Co., Ltd.

(1) Reasons for necessitating the share exchange

To achieve new growth in the 21st century, the Matsushita Group began its mid-term business plan called "Value Creation 21" for the period from April 2001 to March 2004. Under the "Deconstruct and Create" theme, a series of restructuring initiatives have been implemented.

The Company is further striving to secure continued growth and strengthen earnings capability aiming at maximizing its corporate value. In order to realize these goals, the Company is seeking to achieve optimum allocation of all management resources of the Matsushita Group and enhance management speed, and, as part of this initiative, the Board of Directors has decided to transform Matsushita Seiko Co., Ltd., heretofore a majority-owned subsidiary of the Company, into a wholly-owned subsidiary by way of a share exchange, with the effective date set for October 1, 2002. Hereafter, Matsushita will proceed with comprehensive Groupwide business and organizational restructuring, clarifying business areas of responsibility for each operating division and thereby re-establishing an autonomous management structure, in accordance with the following basic policies:

① Eliminate duplication of business lines and counterproductive competition within the Group.

② Unify and concentrate R&D resources into strategic areas to achieve optimum results from a Groupwide perspective.

③ Establish a totally integrated operational structure in each business area, with full responsibility to customers for development, manufacture and sales.

Management would appreciate shareholders' approval of the share exchange agreement (the Share Exchange Agreement) upon understanding of the intent of this share exchange, and your continued support of our endeavors.

(2) The Share Exchange Agreement

The following sets out the terms of the Share Exchange Agreement entered into by the Company and Matsushita Seiko Co., Ltd. on April 26, 2002.

SHARE EXCHANGE AGREEMENT

(copy)

Matsushita Electric Industrial Co., Ltd. (hereinafter referred to as "MEI") and Matsushita Seiko Co., Ltd. (hereinafter referred to as "MS") hereby execute this share exchange agreement (hereinafter referred to as "this Agreement") as set forth herein.

(Share Exchange)

Article 1 MEI and MS shall implement the share exchange in accordance with the manner set forth in Articles 352 through 363 of the Commercial Code of Japan, whereby MEI shall be the 100% parent company of MS and MS shall become the wholly-owned subsidiary of MEI.

(Shares to be Allotted upon Share Exchange)

Article 2 Upon the share exchange, MEI shall issue 22,518,687 shares of common stock and allot them to those shareholders (including the beneficial shareholders; hereinafter the same shall apply) whose names appear as such on the register of shareholders of MS (including the register of beneficial shareholders; hereinafter the same shall apply) as of the close of the day immediately preceding the date of the share exchange, at the ratio of 0.332 shares of common stock of MEI per each common stock of MS held by such shareholders; provided, however, that no shares of MEI shall be allotted to 92,144,376 shares of MS held by MEI.

(Date of Commencement for Calculating Dividends)

Article 3 The dividends on the 22,518,687 shares of common stock of MEI to be allotted in accordance with the provisions of Article 2 shall be calculated, commencing on October 1, 2002.

(Amounts of Capital Stock and Capital Surplus to be Increased)

Article 4 The amounts of capital stock and capital surplus to be increased due to the share exchange shall be as follows:

(1) Capital Stock to be increased: ¥0

(2) Capital Surplus to be increased: The amount calculated by the following formula;

$$\text{Net assets of MS existing as of the date of the share exchange} \times \frac{\text{Number of shares of MS to be transferred to MEI upon the share exchange}}{\text{Total number of outstanding shares of MS}}$$

(Date of Share Exchange)

Article 5 The date on which the share exchange shall become effective shall be October 1, 2002; provided, however, that the parties hereto may agree to change such date upon consulting each other, if necessary.

(Management of Property, etc.)

Article 6 Upon execution of this Agreement until the date of the share exchange, each of the parties hereto shall carry out its business and manage all of its properties with the due care of a good manager (zenryo-naru-kanrisha-no-chui), and shall, only after negotiation and agreement between them, engage in any activity that may materially affect its properties, rights and obligations.

(Dividends)

Article 7 Each of MEI and MS may pay dividends to those shareholders or the registered pledgees whose names appear as such on the register of shareholders as of the close of March 31, 2002 up to the following amount.

(1) ¥3.75 per share, ¥7,814,000,000 in the aggregate for MEI

(2) ¥5 per share, ¥800,000,000 in the aggregate for MS

(Interim Dividends)

Article 8 Each of MEI and MS may pay interim dividends (cash distributions pursuant to Article 293-5 of the Commercial Code of Japan) to those shareholders or the registered pledgees whose names appear as such on the register of shareholders as of the close of September 30, 2002 up to the following amount.

(1) ¥6.25 per share, ¥14,973,000,000 in the aggregate for MEI

(2) ¥5 per share, ¥960,000,000 in the aggregate for MS

(Term of Office of Directors and Corporate Auditors Assuming Office before the Date of Share Exchange)

Article 9 The term of office of the Directors and Corporate Auditors of MEI who assumed such office before the date of the share exchange shall be until the end of their respective terms, as they would be in such office had the share exchange not been made.

(Shareholders' Meetings to Approve this Agreement)

Article 10 Each of MEI and MS shall convene its shareholders' meeting (hereinafter referred to as the "Shareholders' Meetings") to be held on June 27, 2002 and seek an approval by its shareholders for this Agreement and other matters necessary for the share exchange; provided, however, that MEI and MS may agree to change the date on which the Shareholders' Meetings are to be held, if necessary, upon consulting each other.

(Change of Terms of Share Exchange and Termination of this Agreement)

Article 11 In the event of any material changes in the conditions of assets or business operations of MEI or MS during the period between the date of execution hereof and the date of the share exchange, MEI and MS may agree to change the terms and conditions of the share exchange and other contents of this Agreement or terminate this Agreement upon consulting each other.

(Validity of this Agreement)

Article 12 This Agreement shall cease to have any effect if the share exchange is not approved at either of the Shareholders' Meetings of MEI or MS set forth in Article 10.

(Matters for Negotiation)

Article 13 In addition to the matters set forth in this Agreement, any matters necessary with respect to the share exchange shall be determined upon negotiation with each other in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate and, upon signing and sealing hereof, and each of MEI and MS retains one (1) copy hereof.

April 26, 2002

MEI: MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
1006, Oaza Kadoma, Kadoma-shi, Osaka
President: Kunio Nakamura

MS: MATSUSHITA SEIKO CO., LTD.
2-61, Imafukunishi 6-chome, Joto-ku, Osaka-shi, Osaka
President: Teruo Nakano

(3) Explanation concerning the share exchange ratio pursuant to Paragraph 1, Item 2 of Article 354 of the Commercial Code of Japan

Explanation Concerning Share Exchange Ratio

With respect to the share exchange scheduled for October 1, 2002, between Matsushita Electric Industrial Co., Ltd. (the Company) and Matsushita Seiko Co., Ltd. (MS), the share exchange ratio (the Share Exchange Ratio) was determined as follows.

① The Company requested Nomura Corporate Advisors Co., Ltd. (currently, Nomura Securities Co., Ltd.; hereinafter, "Nomura Securities") for calculation of the Share Exchange Ratio to be used as a reference for the Company in commencing negotiations with MS concerning the Share Exchange Ratio. Nomura Securities comprehensively considered and used such methods as market price analysis, discounted cash flow analysis and net worth method in calculating the enterprise values of the Company and MS, thereafter preparing a draft report of the Share Exchange Ratio and submitting it to the Company.

② Using Nomura Securities' proposal and advice as a reference, the Company held a number of negotiation sessions with MS. As a result, the proposal to implement a Share Exchange Ratio of 0.332 for one (0.332 Company shares to be issued in exchange for one MS share) was submitted to each company's Board of Directors' meeting on January 10, 2002. The Board of Directors of the Company approved the Share Exchange Ratio and concluded a Memorandum of Understanding (MOU) with MS, setting forth the Share Exchange Ratio, on the same day. The MOU provides that this share exchange is independent and separate from, and shall not be affected in any way by, other share exchanges that may be implemented between the Company and companies other than MS, and that, in the event any material changes arise in assets or management conditions of the Company or MS, the parties may terminate the MOU upon mutual consultation.

③ On the same day, the Board of Directors of the Company resolved, among other things, that the Company would implement repurchase of its own shares from the market, pursuant to Paragraph 4 of Article 3 of supplementary rules to the Commercial Code, as amended in 2001, with the intent of possibly using the shares so repurchased to substitute a part of the new shares of the Company to be delivered at the time of the share exchange, and that the Company would issue unsecured bonds in an aggregate principal amount not exceeding 300 billion yen for the purpose of raising funds for future business development. Also on the same day, the Company publicly announced the above resolutions, as well as the fact that it entered into the MOU and the contents thereof.

④ Subsequent to the above public announcement, the Company obtained confirmation from Nomura Securities that there was no disparity between the conditions of the Share Exchange Ratio and the contents of the above public announcement, and that the Share Exchange Ratio of 0.332 shares of the Company for each MS share fell within a range that Nomura Securities reckoned to be fair and reasonable as a proposed Share Exchange Ratio.

⑤ In April 2002, the Company, preceding the signing of the Share Exchange Agreement with MS, once again requested Nomura Securities to investigate the fairness of the Share Exchange Ratio determined on January 10, 2002. In response to this request, Nomura Securities reported to the Board of Directors of the Company that, as of April 26, 2002, the Share Exchange Ratio of 0.332 shares of the Company for each MS share fell within a range that Nomura Securities reckoned to be fair and reasonable as a proposed Share Exchange Ratio.

⑥ Upon receipt of this report, the Company subsequently obtained approval at the meeting of its Board of Directors held on the same day, and entered into the Share Exchange Agreement, setting forth the Share Exchange Ratio therein.

⑦ The Company has also confirmed that MS obtained a report from its financial advisor to the effect that the Share Exchange Ratio provided in the Share Exchange Agreement is reasonable.

See pages 28~30, for the report from Nomura Securities Co., Ltd. concerning the Share Exchange Ratio.

(4) The balance sheets and statements of operations of the companies conducting the share exchange, pursuant to Paragraph 1, Items 3 and 5 of Article 354 of the Commercial Code of Japan

1. See pages 13~16 in Appendix to the Notice of General Meeting of Shareholders, for the Company's balance sheet and statement of operations.
2. *The balance sheet and statement of operations of Matsushita Seiko Co., Ltd are as follows:*

Balance Sheet

Assets	March 31, 2002 (in millions of yen)
Current assets	**43,739**
Cash and deposits	1,133
Group deposits	17,400
Trade notes receivable	130
Trade accounts receivable	8,541
Marketable securities	6,559
Finished goods	2,324
Work in process, raw materials and supplies	2,155
Other receivables	1,297
Short-term loans	885
Deferred tax assets	3,280
Other current assets	62
Allowance for doubtful receivables	(31)
Fixed assets	**58,355**
Tangible fixed assets	**18,577**
Buildings	3,191
Structures	78
Machinery and equipment	2,744
Vehicles	19
Tools, furniture and fixtures	600
Land	11,942
Intangibles	**537**
Patent rights	513
Other intangibles	23
Investments and other assets	**39,240**
Investment securities	21,788
Investments in subsidiaries	2,035
Long-term loans	2,919
Long-term Group deposits	7,000
Deferred tax assets	5,323
Other investments and assets	216
Allowance for doubtful receivables	(41)
Total assets	**102,095**

(Notes) 1. In accordance with Japanese Commercial Code regulations, all amounts less than ¥1 million have been omitted.

2. Short-term receivables from parent company ¥ 8,278 million
   Short-term payables to parent company ¥ 1,568 million
   Short-term receivables from subsidiaries ¥ 1,388 million
   Short-term payables to subsidiaries ¥ 1,465 million
   Long-term receivables from subsidiaries ¥ 74 million
3. Accumulated depreciation of tangible fixed assets ¥ 30,624 million
4. *Leased assets, including computers, are not included in the above Fixed assets. Liabilities from leased assets amount to ¥70 million (¥28 million due within one year).*

Liabilities	March 31, 2002 (in millions of yen)
Current liabilities	**18,361**
Trade notes payable	20
Trade accounts payable	2,908
Other payables	2,420
Accrued expenses	6,842
Accrued income taxes	8
Deposits received	382
Employees' deposits	4,318
Reserve for warranty costs	1,171
Other current liabilities	288
Long-term liabilities	**10,859**
Employee retirement and severance benefits	10,787
Reserve for Directors' and Corporate Auditors' retirement allowances	72
Total liabilities	**29,221**
Shareholders' Equity	
Capital stock	**12,092**
Statutory reserves	**21,247**
Capital reserve	18,224
Legal reserve	3,023
Retained earnings	**40,422**
Reserve for dividends	11,850
Reserve for research and development	331
Reserve for advanced depreciation	440
Contingency reserve	24,278
Unappropriated retained earnings at end of period	3,523
[Net income (loss) for period	(999)]
Unrealized holding gains (losses) of available-for-sale securities, etc.	**(885)**
Treasury stock	**(2)**
Total shareholders' equity	**72,874**
Total liabilities and shareholders' equity	**102,095**

(Notes) 5 Major foreign currency assets:
Foreign currency investments ¥1,982 million (HK$56,395 thousand, US$1,817 thousand, THB150,000 thousand)
6. Breakdown of accrued income taxes:
Corporation tax and resident tax ¥8 million
Local enterprise tax ¥0 million
7. Reserve for Directors' and Corporate Auditors' retirement allowances is provided under Article 287, Paragraph 2 of the Japanese Commercial Code.
8. Net income (loss) per share for the period (from April 1, 2001 to March 31, 2002) (6.25) yen
9. Group deposits and Long-term Group deposits are deposits with Panasonic Finance (Japan) Co., Ltd., a wholly-owned subsidiary of Matsushita Electric Industrial Co., Ltd., for the purpose of centralization and effective use of funds of Matsushita Group companies.

Statement of Operations

Recurring Profit & Loss	from April 1, 2001 to March 31, 2002
Operating income and expenses	(in millions of yen)
Net sales	**64,391**
Cost of sales	(45,742)
Selling, general and administrative expenses	(17,689)
Operating profit	**959**
Non-operating income and expenses	
Non-operating income	
Interest and dividend income	1,041
Other	463
Non-operating expenses	
Interest expense	(38)
Other	(54)
Recurring profit	**2,372**
Non-recurring Profit & Loss	
Non-recurring profit	
Profit on sale of fixed assets	67
Profit on sale of investment securities	342
Non-recurring loss	
Loss on retirement of fixed assets	(81)
Loss on sale of investment securities	(630)
Loss on valuation of investment securities	(885)
One-time compensation for implementation of regional-based employee remuneration system	(2,846)
Loss on valuation of other investments	(3)
Income (loss) before income taxes	**(1,665)**
Provision for income taxes	
Current	(391)
Deferred	1,057
Net income (loss)	**(999)**
Unappropriated retained earnings brought forward from the previous period	5,322
Interim dividend	(799)
Unappropriated retained earnings at end of period	3,523

(Notes) 1. Amounts less than ¥1 million have been omitted.

2. Sales to parent company ¥ 61,283 million
   Purchases from parent company ¥ 710 million
   Transactions with parent company other than sales and purchases ¥ 44 million
   Sales to subsidiaries ¥ 773 million
   Purchases from subsidiaries ¥ 15,313 million
   Transactions with subsidiaries other than sales and purchases ¥ 621 million
3. Depreciation and amortization for the period ¥ 2,089 million
4. Lease payments (portion corresponding depreciation) ¥ 29 million

Summary of Significant Accounting Policies

1. Valuation standard and method of securities:
   Investments in subsidiaries and affiliates ······ Valuation at cost, with cost determined by the moving average method
   Other securities
   Items with a market value: market valuation method based on year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of other securities is reported as a separate component of shareholders' equity. The cost of other securities sold is mainly computed based on the moving average method.)
   Items with no market value: valuation at cost, with cost determined by the moving average method
2. Valuation method of inventories:
   Finished goods, work in process ······ Lower of cost (average) or market method
   Raw materials, supplies ······ Lower of cost, determined by first in-first out method, or market
3. Method of depreciation and amortization of fixed assets:
   Depreciation of tangible fixed assets is calculated using the straight-line method based on the number of years of useful life determined by the Company. Amortization of intangible fixed assets is calculated using the straight-line method based on the number of years of useful life as set forth in corporate tax law.
4. Basis of allowances and reserves:
   a. Allowance for doubtful receivables is provided based primarily on past delinquency occurrance rates for general receivables, and on an individual examination basis for specific doubtful accounts.
   b. Reserve for warranty costs is provided based on past after-sales-service occurrance rates, applying against the sales amount that corresponds to the warranty period.
   c. Liabilities incurred for the provision of employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the year-end. The transition obligation amounting to ¥3,978 million recognized at the adoption of new accounting standards is being amortized on a straight-line basis over 15 years.
      Prior service liabilities are amortized on a straight-line basis over a fixed period (14 years) within the average years of remaining service of employees at the time such prior service liabilities arose.
      The actuarial gains and losses are amortized on a straight-line basis starting from the subsequent fiscal period, over a fixed period (14 years) within the average years of remaining service of employees at the time such actuarial gains and losses arose.
   d. Reserve for Directors' and Corporate Auditors' retirement allowances is provided to cover an amount necessary if due at the year-end based on the Company's standards for payment of such allowances.
5. Leases:
   Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are treated as operating leases for accounting purposes.
6. Consumption tax, etc. are excluded from all items in the statement of operations. A net balance of provisional payment and provisional receipt of consumption tax, etc. is included in other current liabilities.

Additional information

1. Treasury stock:
   Treasury stock, previously included in current assets, is now included at the bottom of Shareholders' Equity from this fiscal period, to conform to revised regulations concerning financial documents.
2. Change in transaction price in consumer products sales network:
   With respect to the domestic consumer products sales network of Matsushita Electric Industrial Co., Ltd., sales promotion expenses that were previously born by the Company are now born by the sales network side. Accordingly, the transaction price has been lowered by an amount comparable to sales promotion expenses. Profits are not affected by this change.

(Reference Material)

The consolidated balance sheets and statements of operations of the Company and Matsushita Seiko Co., Ltd.

1. See pages 35~37 for the consolidated balance sheet and statement of operations of the Company.

2. The consolidated balance sheet and statement of operations of Matsushita Seiko Co., Ltd. are as follows:

Consolidated Balance Sheet

Assets

	March 31, 2002 (in millions of yen)
Current assets	**53,320**
Cash and deposits	4,536
Group deposits	17,400
Trade notes and accounts receivable	12,004
Marketable securities	6,559
Inventories	7,119
Deferred tax assets	3,495
Other current assets	2,242
Allowance for doubtful receivables	(37)
Fixed assets	**61,577**
Property, plant and equipment	**22,774**
Buildings and structures	4,904
Machinery, equipment and vehicles	4,978
Land	11,980
Construction in progress	4
Other	908
Intangibles	**1,276**
Investments and other assets	**37,526**
Investment securities	21,989
Long-term loans	2,929
Long-term Group deposits	7,000
Deferred tax assets	5,416
Other investments	231
Allowance for doubtful receivables	(41)
Total assets	**114,897**

(Notes) 1. All amounts less than ¥1 million have been omitted.

2. Accumulated depreciation of property, plant and equipment. ¥35,058 million

3. Group deposits and Long-term Group deposits are deposits with Panasonic Finance (Japan) Co., Ltd., a wholly-owned subsidiary of Matsushita Electric Industrial Co., Ltd., for the purpose of centralization and effective use of funds of Matsushita Group companies.

Liabilities

	March 31, 2002 (in millions of yen)
Current liabilities	**23,057**
Trade notes and accounts payable	4,620
Short-term borrowings	668
Accrued income taxes	185
Accrued expenses	7,987
Reserve for warranty costs	1,189
Other current liabilities	8,407
Long-term liabilities	**11,307**
Employee retirement and severance benefits	11,235
Reserve for Directors' and Corporate Auditors' retirement allowances	72
Total liabilities	**34,365**
Minority interests	**3,518**

Shareholders' Equity

Common stock	**12,092**
Capital surplus	**18,224**
Retained earnings	**47,518**
Unrealized holding gains (losses) of available-for-sale securities	**(885)**
Cumulative translation adjustments	**66**
Treasury stock	**(2)**
Total shareholders' equity	**77,013**
Total liabilities, minority interests and shareholders' equity	**114,897**

Consolidated Statement of Operations

	from April 1, 2001 to March 31, 2002 (in millions of yen)
Net sales	**77,618**
Cost of sales	(53,936)
Selling, general and administrative expenses	(21,293)
Operating profit	**2,388**
Non-operating income	
Interest and dividend income	877
Equity in earnings of associated companies	88
Other	532
Non-operating expenses	
Interest expense	(98)
Other	(238)
Recurring profit	**3,550**
Non-recurring profit	
Profit on sale of fixed assets	46
Profit on sale of investment securities	378
Other	3
Non-recurring loss	
Loss on sale and retirement of fixed assets	(81)
Loss on sale of investment securities	(630)
Loss on valuation of investment securities	(874)
Restructuring charges	(2,846)
Other	(3)
Income (loss) before income taxes	**(456)**
Provision for income taxes	
Current	(869)
Deferred	1,102
Minority interests	(282)
Net income (loss)	**(505)**

(Notes) 1. All amounts less than ¥1 million have been omitted.
2. Restructuring charges of ¥2,846 million include one-time compensation associated with the implementation of the regional-based employee remuneration system.

This page is left blank intentionally.

Bill No. 6: To approve the Share Exchange Agreement between the Company and Matsushita Kotobuki Electronics Industries, Ltd.

(1) Reasons for necessitating the share exchange

To achieve new growth in the 21st century, the Matsushita Group began its mid-term business plan called "Value Creation 21" for the period from April 2001 to March 2004. Under the "Deconstruct and Create" theme, a series of restructuring initiatives have been implemented.

The Company is further striving to secure continued growth and strengthen earnings capability aiming at maximizing its corporate value. In order to realize these goals, the Company is seeking to achieve optimum allocation of all management resources of the Matsushita Group and enhance management speed, and, as part of this initiative, the Board of Directors has decided to transform Matsushita Kotobuki Electronics Industries, Ltd., heretofore a majority-owned subsidiary of the Company, into a wholly-owned subsidiary by way of a share exchange, with the effective date set for October 1, 2002. Hereafter, Matsushita will proceed with comprehensive Groupwide business and organizational restructuring, clarifying business areas of responsibility for each operating division and thereby re-establishing an autonomous management structure, in accordance with the following basic policies:

① Eliminate duplication of business lines and counterproductive competition within the Group.

② Unify and concentrate R&D resources into strategic areas to achieve optimum results from a Groupwide perspective.

③ Establish a totally integrated operational structure in each business area, with full responsibility to customers for development, manufacture and sales.

Management would appreciate shareholders' approval of the share exchange agreement (the Share Exchange Agreement) upon understanding of the intent of this share exchange, and your continued support of our endeavors.

(2) The Share Exchange Agreement

The following sets out the terms of the Share Exchange Agreement entered into by the Company and Matsushita Kotobuki Electronics Industries, Ltd. on April 26, 2002.

SHARE EXCHANGE AGREEMENT

(copy)

Matsushita Electric Industrial Co., Ltd. (hereinafter referred to as "MEI") and Matsushita Kotobuki Electronics Industries, Ltd. (hereinafter referred to as "MKEI") hereby execute this share exchange agreement (hereinafter referred to as "this Agreement") as set forth herein.

(Share Exchange)

Article 1 MEI and MKEI shall implement the share exchange in accordance with the manner set forth in Articles 352 through 363 of the Commercial Code of Japan, whereby MEI shall be the 100% parent company of MKEI and MKEI shall become the wholly-owned subsidiary of MEI.

(Shares to be Allotted upon Share Exchange)

Article 2 Upon the share exchange, MEI shall issue 55,821,923 shares of common stock and allot them to those shareholders (including the beneficial shareholders; hereinafter the same shall apply) whose names appear as such on the register of shareholders of MKEI (including the register of beneficial shareholders; hereinafter the same shall apply) as of the close of the day immediately preceding the date of the share exchange, at the ratio of 0.833 shares of common stock of MEI per each common stock of MKEI held by such shareholders; provided, however, that no shares of MEI shall be allotted to 91,133,448 shares of MKEI held by MEI.

(Date of Commencement for Calculating Dividends)

Article 3 The dividends on the 55,821,923 shares of common stock of MEI to be allotted in accordance with the provisions of Article 2 shall be calculated, commencing on October 1, 2002.

(Amounts of Capital Stock and Capital Surplus to be Increased)

Article 4 The amounts of capital stock and capital surplus to be increased due to the share exchange shall be as follows:

(1) Capital Stock to be increased: ¥0

(2) Capital Surplus to be increased: The amount calculated by the following formula;

$$\text{Net assets of MKEI existing as of the date of the share exchange} \times \frac{\text{Number of shares of MKEI to be transferred to MEI upon the share exchange}}{\text{Total number of outstanding shares of MKEI}}$$

(Date of Share Exchange)

Article 5 The date on which the share exchange shall become effective shall be October 1, 2002; provided, however, that the parties hereto may agree to change such date upon consulting each other, if necessary.

(Management of Property, etc.)

Article 6 Upon execution of this Agreement until the date of the share exchange, each of the parties hereto shall carry out its business and manage all of its properties with the due care of a good manager (zenryo-naru-kanrisha-no-chui), and shall, only after negotiation and agreement between them, engage in any activity that may materially affect its properties, rights and obligations.

(Dividends)

Article 7 Each of MEI and MKEI may pay dividends to those shareholders or the registered pledgees whose names appear as such on the register of shareholders as of the close of March 31, 2002 up to the following amount.

(1) ¥3.75 per share, ¥7,814,000,000 in the aggregate for MEI

(2) ¥5 per share, ¥791,000,000 in the aggregate for MKEI

(Interim Dividends)

Article 8 Each of MEI and MKEI may pay interim dividends (cash distributions pursuant to Article 293-5 of the Commercial Code of Japan) to those shareholders or the registered pledgees whose names appear as such on the register of shareholders as of the close of September 30, 2002 up to the following amount.

(1) ¥6.25 per share, ¥14,973,000,000 in the aggregate for MEI

(2) ¥6.75 per share, ¥1,108,000,000 in the aggregate for MKEI

(Term of Office of Directors and Corporate Auditors Assuming Office before the Date of Share Exchange)

Article 9 The term of office of the Directors and Corporate Auditors of MEI who assumed such office before the date of the share exchange shall be until the end of their respective terms, as they would be in such office had the share exchange not been made.

(Shareholders' Meetings to Approve this Agreement)

Article 10 Each of MEI and MKEI shall convene its shareholders' meeting (hereinafter referred to as the "Shareholders' Meetings") to be held on June 27, 2002 and seek an approval by its shareholders for this Agreement and other matters necessary for the share exchange; provided, however, that MEI and MKEI may agree to change the date on which the Shareholders' Meetings are to be held, if necessary, upon consulting each other.

(Change of Terms of Share Exchange and Termination of this Agreement)

Article 11 In the event of any material changes in the conditions of assets or business operations of MEI or MKEI during the period between the date of execution hereof and the date of the share exchange, MEI and MKEI may agree to change the terms and conditions of the share exchange and other contents of this Agreement or terminate this Agreement upon consulting each other.

(Validity of this Agreement)

Article 12 This Agreement shall cease to have any effect if the share exchange is not approved at either of the Shareholders' Meetings of MEI or MKEI as set forth in Article 10.

(Matters for Negotiation)

Article 13 In addition to the matters set forth in this Agreement, any matters necessary with respect to the share exchange shall be determined upon negotiation with each other in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate and, upon signing and sealing hereof, and each of MEI and MKEI retains one (1) copy hereof.

April 26, 2002

MEI: MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
1006, Oaza Kadoma, Kadoma-shi, Osaka
President: Kunio Nakamura

MKEI: MATSUSHITA KOTOBUKI ELECTRONICS INDUSTRIES, LTD.
8-1, Furujin-machi, Takamatsu-shi, Kagawa
President: Tomiyasu Chiba

(3) Explanation concerning the share exchange ratio pursuant to Pragraph 1, Item 2 of Article 354 of the Commercial Code of Japan

Explanation Concerning Share Exchange Ratio

With respect to the share exchange scheduled for October 1, 2002, between Matsushita Electric Industrial Co., Ltd. (the Company) and Matsushita Kotobuki Electronics Industries, Ltd. (MKEI), the share exchange ratio (the Share Exchange Ratio) was determined as follows:

① The Company requested Nomura Corporate Advisors Co., Ltd. (currently, Nomura Securities Co., Ltd.; hereinafter, "Nomura Securities") for calculation of the Share Exchange Ratio to be used as a reference for the Company in commencing negotiations with MKEI concerning the Share Exchange Ratio. Nomura Securities comprehensively considered and used such methods as market price analysis, discounted cash flow analysis and net worth method in calculating the enterprise values of the Company and MKEI, thereafter preparing a draft report on the Share Exchange Ratio and submitting it of the Company.

② Using Nomura Securities' proposal and advice as a reference, the Company held a number of negotiation sessions with MKEI. As a result, the proposal to implement a Share Exchange Ratio of 0.833 for one (0.833 Company shares to be issued in exchange for one MKEI share) was submitted to each company's Board of Directors' meeting on January 10, 2002. The Board of Directors of the Company approved the Share Exchange Ratio and concluded a Memorandum of Understanding

(MOU) with MKEI, setting forth the Share Exchange Ratio, on the same day. The MOU provides that this share exchange is independent and separate from, and shall not be affected in any way by, other share exchanges that may be implemented between the Company and companies other than MKEI, and that, in the event any material changes arise in assets or management conditions of the Company or MKEI, the parties may terminate the MOU upon mutual consultation.

③ On the same day, the Board of Directors of the Company resolved, among other things, that the Company would implement repurchase of its own shares from the market, pursuant to Paragraph 4 of Article 3 of supplementary rules to the Commercial Code, as amended in 2001, with the intent of possibly using the shares so repurchased to substitute a part of the new shares of the Company to be delivered at the time of the share exchange, and that the Company would issue unsecured bonds in an aggregate principal amount not exceeding 300 billion yen for the purpose of raising funds for future business development. Also on the same day, the Company publicly announced the above resolutions, as well as the fact that it entered into the MOU and the contents thereof.

④ Subsequent to the above public announcement, the Company obtained confirmation from Nomura Securities that there was no disparity between the conditions of the Share Exchange Ratio and the contents of the above public announcement, and that the Share Exchange Ratio of 0.833 shares of the Company for each MKEI share fell within a range that Nomura Securities reckoned to be fair and reasonable as a proposed Share Exchange Ratio.

⑤ In April 2002, the Company, preceding the signing of the Share Exchange Agreement with MKEI, once again requested Nomura Securities to investigate the fairness of the Share Exchange Ratio determined on January 10, 2002. In response to this request, Nomura Securities reported to the Board of Directors of the Company that, as of April 26, 2002, the Share Exchange Ratio of 0.833 shares of the Company for each MKEI share fell within a range that Nomura Securities reckoned to be fair and reasonable as a proposed Share Exchange Ratio.

⑥ Upon receipt of this report, the Company subsequently obtained approval at the meeting of its Board of Directors held on the same day, and entered into the Share Exchange Agreement, setting forth the Share Exchange Ratio therein.

⑦ The Company has also confirmed that MKEI obtained a report from its financial advisor to the effect that the Share Exchange Ratio provided in the Share Exchange Agreement is reasonable.

See pages 28~30, for the report from Nomura Securities Co., Ltd. concerning the Share Exchange Ratio.

(4) The balance sheets and statements of operations of the companies conducting the share exchange, pursuant to Paragraph 1, Items 3 and 5 of Article 354 of the Commercial Code of Japan

1. See pages 13~16 in Appendix to the Notice of General Meeting of Shareholders, for the Company's balance sheet and statement of operations.
2. The balance sheet and statement of operations of Matsushita Kotobuki Electronics Industries, Ltd. are as follows:

Balance Sheet

Assets

	March 31, 2002 (in millions of yen)
Current assets	**180,482**
Cash and deposits	22,800
Group deposits	86,909
Trade accounts receivable	34,495
Marketable securities	7,412
Finished goods and merchandise	4,117
Work in process, raw materials and supplies	16,694
Other receivables	7,998
Deposits paid	31
Advance payments	77
Deferred hedge losses	29
Allowance for doubtful receivables	(83)
Fixed assets	**46,940**
Tangible fixed assets	**24,976**
Buildings	10,693
Structures	675
Machinery and equipment	7,127
Vehicles	20
Tools, furniture and fixtures	818
Land	3,925
Construction in progress	1,716
Intangibles	**2,812**
Patent rights	1,989
Software	779
Facility utility rights	43
Investments and other assets	**19,151**
Investment securities	2,981
Investments in subsidiaries	12,049
Long-term deposits paid	142
Long-term loans	3,986
Allowance for doubtful receivables	(8)
Total assets	**227,422**

(Notes) 1. In accordance with Japanese Commercial Code regulations, all amounts less than ¥1 million have been omitted.
2. "Group deposits" are deposits with Panasonic Finance (Japan) Co., Ltd., a wholly-owned subsidiary of Matsushita Electric Industrial Co., Ltd., for the purpose of centralization and effective use of funds of Matsushita Group companies.
3. Short-term receivables from parent company ¥17,990 million
Short-term payables to parent company ¥ 4,254 million
Short-term receivables from subsidiaries ¥12,791 million
Long-term receivables from subsidiaries ¥ 2,698 million
Short-term payables to subsidiaries ¥ 1,420 million
4. Accumulated depreciation of tangible fixed assets ¥99,140 million
5. Leased assets (computers, etc.) are not included in the above "Fixed assets."

Liabilities	March 31, 2002 (in millions of yen)
Current liabilities	**60,006**
Trade accounts payable	16,636
Other payables	606
Accrued expenses	21,463
Accrued income taxes	27
Advance receipts	28
Deposits received	6,822
Employees' deposits	3,804
Foreign exchange contracts	29
Reserve for bonuses	3,006
Reserve for service maintenance	7,581
Long-term liabilities	**8,021**
Deferred tax liabilities	288
Employee retirement and severance benefits	7,733
Total liabilities	**68,027**
Shareholders' Equity	
Capital stock	**7,907**
Statutory reserves	**27,491**
Capital reserve	25,515
Legal reserve	1,976
Retained earnings	**123,650**
Reserve for losses in foreign investments	61
Reserve for dividends	10,000
Contingency reserve	178,050
Unappropriated deficit at end of period	(64,460)
[Net income (loss) for period	(66,175)]
Unrealized holding gains of available-for-sale securities, etc.	**369**
Treasury stock	**(23)**
Total shareholders' equity	**159,395**
Total liabilities and shareholders' equity	**227,422**

(Notes) 6. Major foreign currency assets and liabilities:

Cash and deposits	¥3,177 million (US$23,845 thousand)
Trade accounts receivable	¥7,774 million (US$58,346 thousand)
Other receivables	¥4,666 million (US$35,017 thousand)
Investment securities	¥ 626 million (US$ 4,703 thousand)
Investments in subsidiaries	¥5,942 million (US$39,648 thousand)
	¥6,107 million (S$ 90,120 thousand)
Long-term loans	¥1,998 million (US$15,000 thousand)
Trade accounts payable	¥6,224 million (US$46,711 thousand)

7. Of the net assets, the amount restricted from appropriation to dividends under Article 290, Paragraph 1, Item 6 of the Japanese Commercial Code is ¥369 million.
8. Net income (loss) per share for the period (April 1, 2001 to March 31, 2002) .... (418.46) yen

Statement of Operations

Recurring Profit & Loss	from April 1, 2001 to March 31, 2002
Operating income and expenses	(in millions of yen)
Net sales	**200,061**
Cost of sales	(190,898)
Selling, general and administrative expenses	(15,297)
Operating profit (loss)	**(6,134)**
Non-operating income and expenses	
Non-operating income	
Interest and dividend income	966
Other	536
Non-operating expenses	
Interest expense	(361)
Other	(964)
Recurring profit (loss)	**(5,957)**
Non-Recurring Profit & Loss	
Non-recurring profit	
Profit on sale of fixed assets	105
Profit on sale of investment securities	522
Reversal of allowance for doubtful receivables	103
Non-recurring loss	
Loss on sale and retirement of fixed assets	(84)
Loss on valuation of investment securities	(384)
Loss on business restructuring	(26,094)
Income (loss) before income taxes	**(31,790)**
Provision for income taxes	
Current	(1,033)
Deferred	(33,352)
Net income (loss)	**(66,175)**
Unappropriated retained earnings brought forward from the previous period	2,782
Interim dividend	(1,067)
Unappropriated deficit at end of period	(64,460)

(Notes) 1. Amounts less than ¥1 million have been omitted.

2.

Sales to parent company	¥107,628 million
Purchases from parent company	¥ 18,350 million
Transactions with parent company other than sales and purchases	¥ 1,941 million
Sales to subsidiaries	¥ 23,061 million
Purchases from subsidiaries	¥ 10,326 million
Transactions with subsidiaries other than sales and purchases	¥ 2,004 million

3. Loss on business restructuring in the amount of ¥26,094 million includes expenses incurred from the reorganization/integration of manufacturing units and employment restructuring programs. The main contents are as follows:

(1) Impairment losses of fixed assets (Including non-recurring depreciation)	¥ 8,789 million
(2) Assistance expenses related to the acquisition of subsidiaries	¥ 7,650 million
(3) Additional retirement allowances under the special retirement program and Special Life Plan Assistance Program expenses	¥ 5,923 million

Summary of Significant Accounting Policies

1. Valuation method of inventories:
   - Finished goods, work in process .... Valuation at cost, retail method
   - Merchandise, raw materials, supplies .... Valuation at cost, with cost determined by last purchase price method
2. Valuation method of securities:
   - Investments in subsidiaries and affiliates .... Valuation at cost, with cost determined by the moving average method
   - Other securities
     - Items with a market value: market valuation method based on year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of other securities is reported as a separate component of shareholders' equity. The cost of other securities sold is computed based on the moving average method.)
     - Items with no market value: valuation at cost, with cost determined by the moving average method
3. Derivatives .... Market valuation method
4. Method of depreciation and amortiztion of fixed assets:
   - Tangible fixed assets .... Declining-balance method
   - Intangible fixed assets .... Straight-line method
5. Accrual for employee retirement and severance benefits:
   Liabilities incurred for the provision of employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the year-end.
   The transition obligation amounting to ¥2,167 million recognized at the adoption of new accounting standards is being amortized on a straight-line basis over 15 years.
   Prior service liabilities are amortized on a straight-line basis over a fixed period (17 years) within the average years of remaining service of employees at the time such prior service liabilities arose.
   The actuarial gains and losses are amortized on a straight-line basis starting from the subsequent fiscal period, over a fixed period (17 years) within the average years of remaining service of employees at the time such acturial gains and losses arose.
6. Method of translation of assets and liabilities in foreign currencies into Japanese yen:
   Receivables and payables in foreign currencies are translated into yen at year-end rates. Differences from transaction rates are entered as gains or losses.
7. Leases:
   Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are treated as operating leases for accounting purposes.
8. Basis of hedge accounting:
   Hedge accounting is calculated using the deferred hedge method.
   Losses and gains from foreign currencies set forth in "Foreign exchange contracts" are calculated using the allocation method.
9. Consumption tax, etc. are excluded from all items in the statement of operations.

Additional information

1. Reserve for bonuses:
   Forecast expenses related to the payment of employee bonuses, which were previously reported as accrued expenses, are reported as "Reserve for bonuses" from the end of this period pursuant to the Research Center Review Information No.15 "Concerning Financial Statement Titles to Be Used for Accrued Bonuses for Employees," published by the Japanese Institute of Certified Public Accountants (JICPA) on February 14, 2001. The "Reserve for bonuses" at the end of the previous period amounted to ¥3,314 million.
2. Treasury stock:
   Treasury stock, previously accounted for in current assets, is now included at the bottom of "Shareholders' Equity" from this fiscal period, due to revisions to the regulations concerning financial documents.

(Reference Material)

The consolidated balance sheets and statements of operations of the Company and Matsushita Kotobuki Electronics Industries, Ltd.

1. See pages 35~37 for the consolidated balance sheet and statement of operations of the Company.
2. The consolidated balance sheet and statement of operations of Matsushita Kotobuki Electronics Industries, Ltd. are as follows:

Consolidated Balance Sheet

Assets

	March 31, 2002 (in millions of yen)
Current assets	**227,817**
Cash and deposits	31,526
Group deposits	86,909
Trade notes and accounts receivable	56,827
Short-term investments	7,412
Inventories	39,640
Deferred tax assets	316
Deferred hedge losses	29
Other current assets	5,214
Allowance for doubtful receivables	(57)
Fixed assets	**50,036**
Property, plant and equipment	**40,484**
Buildings and structures	15,737
Machinery, equipment and vehicles	13,196
Land	6,657
Construction in progress	2,649
Other	2,243
Intangibles	**3,902**
Investments and other assets	**5,648**
Investment securities	3,691
Long-term loans	1,308
Deferred tax assets	508
Other investments and assets	143
Allowance for doubtful receivables	(2)
Total assets	**277,853**

(Notes) 1. All amounts less than ¥1 million have been omitted.
2. Accumulated depreciation of property, plant and equipment ¥147,790 million
3. "Group deposits" are deposited with Panasonic Finance (Japan) Co., Ltd., a wholly-owned subsidiary of Matsushita Electric Industrial Co., Ltd., for the purpose of centralization and effective use of funds of Matsushita Group companies.

Liabilities

	March 31, 2002 (in millions of yen)
Current liabilities	**99,855**
Trade notes and accounts payable	35,915
Short-term borrowings	8,394
Accrued income taxes	27
Accrued expenses	27,340
Deferred tax liabilities	11
Reserve for bonuses	3,201
Reserve for service maintenance	12,141
Foreign exchange contracts	29
Other current liabilities	12,793
Long-term liabilities	**9,037**
Deferred tax liabilities	1,065
Employee retirement and severance benefits	7,935
Goodwill	37
Total liabilities	**108,893**
Minority interests	**1,642**

Shareholders' Equity

Common stock	**7,907**
Capital surplus	**25,515**
Retained earnings	**133,519**
Unrealized holding gains of available-for-sale securities, etc.	**369**
Cumulative translation adjustments	**29**
Treasury stock	**(23)**
Total shareholders' equity	**167,317**
Total liabilities, minority interests and shareholders' equity	**277,853**

Consolidated Statement of Operations

	from April 1, 2001 to March 31, 2002 *(in millions of yen)*
Net sales	**411,853**
Cost of sales	(400,945)
Selling, general and administrative expenses	(19,495)
Operating profit (loss)	**(8,588)**
Non-operating income	
Interest and dividend income	1,137
Other	797
Non-operating expenses	
Interest expense	(624)
Other	(1,000)
Recurring profit (loss)	**(8,278)**
Non-recurring profit	
Profit on sale of fixed assets	75
Profit on sale of investment securities	522
Reversal of allowance for doubtful receivables	139
Non-recurring loss	
Loss on sale and retirement of fixed assets	(258)
Loss on valuation of investment securities	(384)
Loss on business restructuring	(27,250)
Income (loss) before income taxes	**(35,434)**
Provision for income taxes	
Current	(1,144)
Deferred	(32,311)
Minority interests	185
Net income (loss)	**(68,705)**

(Notes) 1. All amounts less than ¥1 million have been omitted.

2. Loss on business restructuring in the amount of ¥27,250 million include expenses incurred from the reorganization / integration of overseas and domestic manufacturing units and employment restructuring programs. The main contents are as follows:

(1) Impairment losses of property, plant and equipment (including non-recurring depreciation) ¥13,532 million

(2) Additional retirement allowances under the special early retirement program and Special Life Plan Assistance Program expenses ¥ 8,734 million

This page is left blank intentionally.

Bill No. 7: To approve the Share Exchange Agreement between the Company and Matsushita Graphic Communication Systems, Inc.

(1) Reasons for necessitating the share exchange

To achieve new growth in the 21st century, the Matsushita Group began its mid-term business plan called "Value Creation 21" for the period from April 2001 to March 2004. Under the "Deconstruct and Create" theme, a series of restructuring initiatives have been implemented.

The Company is further striving to secure continued growth and strengthen earnings capability aiming at maximizing its corporate value. In order to realize these goals, the Company is seeking to achieve optimum allocation of all management resources of the Matsushita Group and enhance management speed, and, as part of this initiative, the Board of Directors has decided to transform Matsushita Graphic Communication Systems, Inc., heretofore a majority-owned subsidiary of the Company, into a wholly-owned subsidiary by way of a share exchange, with the effective date set for October 1, 2002. Hereafter, Matsushita will proceed with comprehensive Groupwide business and organizational restructuring, clarifying business areas of responsibility for each operating division and thereby re-establishing an autonomous management structure, in accordance with the following basic policies:

① Eliminate duplication of business lines and counterproductive competition within the Group.

② Unify and concentrate R&D resources into strategic areas to achieve optimum results from a Groupwide perspective.

③ Establish a totally integrated operational structure in each business area, with full responsibility to customers for development, manufacture and sales.

Management would appreciate shareholders' approval of the share exchange agreement (the Share Exchange Agreement) upon understanding of the intent of this share exchange, and your continued support of our endeavors.

(2) The Share Exchange Agreement

The following sets out the terms of the Share Exchange Agreement entered into by the Company and Matsushita Graphic Communication Systems, Inc. on April 26, 2002.

SHARE EXCHANGE AGREEMENT

(copy)

Matsushita Electric Industrial Co., Ltd. (hereinafter referred to as "MEI") and Matsushita Graphic Communication Systems, Inc. (hereinafter referred to as "MGCS") hereby execute this share exchange agreement (hereinafter referred to as "this Agreement") as set forth herein.

(Share Exchange)

Article 1 MEI and MGCS shall implement the share exchange in accordance with the manner set forth in Articles 352 through 363 of the Commercial Code of Japan, whereby MEI shall be the 100% parent company of MGCS and MGCS shall become the wholly-owned subsidiary of MEI.

(Shares to be Allotted upon Share Exchange)

Article 2 Upon the share exchange, MEI shall issue 5,188,446 shares of common stock and allot them to those shareholders (including the beneficial shareholders; hereinafter the same shall apply) whose names appear as such on the register of shareholders of MGCS (including the register of beneficial shareholders; hereinafter the same shall apply) as of the close of the day immediately preceding the date of the share exchange, at the ratio of 0.538 shares of common stock of MEI per each common stock of MGCS held by such shareholders; provided, however, that no shares of MEI shall be allotted to 20,356,050 shares of MGCS held by MEI.

(Date of Commencement for Calculating Dividends)

Article 3 The dividends on the 5,188,446 shares of common stock of MEI to be allotted in accordance with the provisions of Article 2 shall be calculated, commencing on October 1, 2002.

(Amounts of Capital Stock and Capital Surplus to be Increased)

Article 4 The amounts of capital stock and capital surplus to be increased due to the share exchange shall be as follows:

(1) Capital Stock to be increased: ¥0

(2) Capital Surplus to be increased: The amount calculated by the following formula;

$$\text{Net assets of MGCS existing as of the date of the share exchange} \times \frac{\text{Number of shares of MGCS to be transferred to MEI upon the share exchange}}{\text{Total number of outstanding shares of MGCS}}$$

(Date of Share Exchange)

Article 5 The date on which the share exchange shall become effective shall be October 1, 2002; provided, however, that the parties hereto may agree to change such date upon consulting each other, if necessary.

(Management of Property, etc.)

Article 6 Upon execution of this Agreement until the date of the share exchange, each of the parties hereto shall carry out its business and manage all of its properties with the due care of a good manager (zenryo-naru-kanrisha-no-chui), and shall, only after negotiation and agreement between them, engage in any activity that may materially affect its properties, rights and obligations.

(Dividends)

Article 7 Each of MEI and MGCS may pay dividends to those shareholders or the registered pledgees whose names appear as such on the register of shareholders as of the close of March 31, 2002 up to the following amount.

(1) ¥3.75 per share, ¥7,814,000,000 in the aggregate for MEI

(2) ¥5 per share, ¥150,000,000 in the aggregate for MGCS

(Interim Dividends)

Article 8 Each of MEI and MGCS may pay interim dividends (cash distributions pursuant to Article 293-5 of the Commercial Code of Japan) to those shareholders or the registered pledgees whose names appear as such on the register of shareholders as of the close of September 30, 2002 up to the following amount.

(1) ¥6.25 per share, ¥14,973,000,000 in the aggregate for MEI

(2) ¥2.50 per share, ¥90,000,000 in the aggregate for MGCS

(Term of Office of Directors and Corporate Auditors Assuming Office before the Date of Share Exchange)

Article 9 The term of office of the Directors and Corporate Auditors of MEI who assumed such office before the date of the share exchange shall be until the end of their respective terms, as they would be in such office had the share exchange not been made.

(Shareholders' Meetings to Approve this Agreement)

Article 10 Each of MEI and MGCS shall convene its shareholders' meeting (hereinafter referred to as the "Shareholders' Meetings") to be held on June 27, 2002 and seek an approval by its shareholders for this Agreement and other matters necessary for the share exchange; provided, however, that MEI and MGCS may agree to change the date on which the Shareholders' Meetings are to be held, if necessary, upon consulting each other.

(Change of Terms of Share Exchange and Termination of this Agreement)

Article 11 In the event of any material changes in the conditions of assets or business operations of MEI or MGCS during the period between the date of execution hereof and the date of the share exchange, MEI and MGCS may agree to change the terms and conditions of the share exchange and other contents of this Agreement or terminate this Agreement upon consulting each other.

(Validity of this Agreement)

Article 12 This Agreement shall cease to have any effect if the share exchange is not approved at either of the Shareholders' Meetings of MEI or MGCS set forth in Article 10.

(Matters for Negotiation)

Article 13 In addition to the matters set forth in this Agreement, any matters necessary with respect to the share exchange shall be determined upon negotiation with each other in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate and, upon signing and sealing hereof, and each of MEI and MGCS retains one (1) copy hereof.

April 26, 2002

MEI: MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
1006, Oaza Kadoma, Kadoma-shi, Osaka
President: Kunio Nakamura

MGCS: MATSUSHITA GRAPHIC COMMUNICATION SYSTEMS, INC.
3-8, Shimo-meguro 2-chome, Meguro-ku, Tokyo
President: Nobutane Yamamoto

(3) Explanation concerning the share exchange ratio pursuant to Pragraph 1, Item 2 of Article 354 of the Commercial Code of Japan

Explanation Concerning Share Exchange Ratio

With respect to the share exchange scheduled for October 1, 2002, between Matsushita Electric Industrial Co., Ltd. (the Company) and Matsushita Graphic Communication Systems, Inc. (MGCS), the share exchange ratio (the Share Exchange Ratio) was determined as follows:

① The Company requested Nomura Corporate Advisors Co., Ltd. (currently, Nomura Securities Co., Ltd.; hereinafter, "Nomura Securities") for calculation of the Share Exchange Ratio to be used as a reference for the Company in commencing negotiations with MGCS concerning the Share Exchange Ratio. In conducting the calculation, Nomura Securities used such methods as discounted cash flow analysis and net worth method and, in addition, applied market price analysis for the evaluation of the Company and comparative company analysis for the evaluation of MGCS. After giving comprehensive consideration, Nomura Securities prepared a draft report on the Share Exchange Ratio and submitted it to the Company.

② Using Nomura Securities' proposal and advice as a reference, the Company held a number of negotiation sessions with MGCS. As a result, the proposal to implement a Share Exchange Ratio of 0.538 for one (0.538 Company shares to be issued in exchange for one MGCS share) was submitted to each company's Board of Directors' meeting on January 10, 2002. The Board of Directors of the Company approved the Share Exchange Ratio and concluded a Memorandum of Understanding

(MOU) with MGCS, setting forth the Share Exchange Ratio, on the same day. The MOU provides that this share exchange is independent and separate from, and shall not be affected in any way by, other share exchanges that may be implemented between the Company and companies other than MGCS, and that, in the event any material changes arise in assets or management conditions of the Company or MGCS, the parties may terminate the MOU upon mutual consultation.

③ On the same day, the Board of Directors of the Company resolved, among other things, that the Company would implement repurchase of its own shares from the market, pursuant to Paragraph 4 of Article 3 of supplementary rules to the Commercial Code, as amended in 2001, with the intent of possibly using the shares so repurchased to substitute a part of the new shares of the Company to be delivered at the time of the share exchange, and that the Company would issue unsecured bonds in an aggregate principal amount not exceeding 300 billion yen for the purpose of raising funds for future business development. Also on the same day, the Company publicly announced the above resolutions, as well as the fact that it entered into the MOU and the contents thereof.

④ Subsequent to the above public announcement, the Company obtained confirmation from Nomura Securities that there was no disparity between the conditions of the Share Exchange Ratio and the contents of the above public announcement, and that the Share Exchange Ratio of 0.538 shares of the Company for each MGCS share fell within a range that Nomura Securities reckoned to be fair and reasonable as a proposed Share Exchange Ratio.

⑤ In April 2002, the Company, preceding the signing of the Share Exchange Agreement with MGCS, once again requested Nomura Securities to investigate the fairness of the Share Exchange Ratio determined on January 10, 2002. In response to this request, Nomura Securities reported to the Board of Directors of the Company that, as of April 26, 2002, the Share Exchange Ratio of 0.538 shares of the Company for each MGCS share fell within a range that Nomura Securities reckoned to be fair and reasonable as a proposed Share Exchange Ratio.

⑥ Upon receipt of this report, the Company subsequently obtained approval at the meeting of its Board of Directors held on the same day, and entered into the Share Exchange Agreement, setting forth the Share Exchange Ratio therein.

⑦ The Company has also confirmed that MGCS obtained a report from its financial advisor to the effect that the Share Exchange Ratio provided in the Share Exchange Agreement is reasonable.

See pages 28~30, for the report from Nomura Securities Co., Ltd. concerning the Share Exchange Ratio.

(4) The balance sheets and statements of operations of the companies conducting the share exchange, pursuant to Paragraph 1, Item 3 and 5 of Article 354 of the Commercial Code of Japan

1. See pages 13~16 in Appendix to the Notice of General Meeting of Shareholders, for the Company's balance sheet and statement of operations.

2. The balance sheet and statement of operations of Matsushita Graphic Communications Systems, Inc. are as follows:

Balance Sheet

Assets

	March 31, 2002 (in millions of yen)
Current assets	**36,599**
Cash and deposits	3,697
Group deposits	11,700
Trade notes receivable	11
Trade accounts receivable	9,355
Finished goods and merchandise	1,790
Raw materials	1,346
Work in process	699
Other receivables	3,072
Deferred tax assets	4,650
Other current assets	345
Allowance for doubtful receivables	(68)
Fixed assets	**18,512**
Tangible fixed assets	**9,546**
Buildings	3,857
Structures	105
Machinery and equipment	2,021
Vehicles	8
Tools, furniture and fixtures	2,145
Land	1,338
Construction in progress	69
Intangibles	**1,210**
Patent rights	917
Other intangibles	293
Investments and other assets	**7,755**
Investment securities	393
Investments in subsidiaries	1,831
Long-term deposits paid	582
Long-term prepaid expenses	1,504
Deferred tax assets	3,448
Allowance for doubtful receivables	(5)
Total assets	**55,111**

(Notes) 1. In accordance with Japanese Commercial Code regulations, all amounts less than ¥1 million yen have been omitted.

2. "Group deposits" are deposits with Panasonic Finance (Japan) Co., Ltd., a wholly-owned subsidiary of Matsushita Electric Industrial Co., Ltd., for the purpose of centralization and effective use of funds of Matsushita Group companies.

3. Accumulated depreciation of tangible fixed assets ..... ¥40,892 million

4. Short-term receivables from the controlling shareholder ..... ¥ 8,228 million
Short-term payables to the controlling shareholder ..... ¥ 1,871 million
Short-term receivables from subsidiaries ..... ¥ 2,344 million
Short-term payables to subsidiaries ..... ¥ 949 million

5. Leased assets, including computers, their peripheral equipment and certain other business equipment are not included in the above Fixed assets.

Liabilities	March 31, 2002 (in millions of yen)
Current liabilities	**28,169**
Trade notes payable	1,577
Trade accounts payable	4,849
Other payables	1,501
Accrued expenses	16,788
Accrued income taxes	80
Advance receipts	1,671
Reserve for warranty costs	567
Reserve for sales promotion	232
Other current liabilities	901
Long-term liabilities	**6,438**
Employee retirement and severance benefits	6,215
Reserve for Directors' and Corporate Auditors' retirement allowances	23
Other payables	199
Total liabilities	**34,607**
Shareholders' Equity	
Capital stock	**1,500**
Statutory reserves	**3,357**
Capital reserve	2,982
Legal reserve	375
Retained earnings	**15,585**
Discretionary reserves	17,054
Reserve for special depreciation	54
Reserve for dividends	1,925
Contingency reserve	15,075
Unappropriated deficit at end of period	(1,468)
[Net income (loss) for period	(5,264)]
Unrealized holding gains of available-for-sale securities, etc.	**60**
Total shareholders' equity	**20,503**
Total liabilities and shareholders' equity	**55,111**

6. Major foreign currency assets and liabilities:

Trade accounts receivable	¥204 million (S$ 1,535 thousand)
Investments in subsidiaries	¥290 million (S$ 4,200 thousand)
	¥888 million (Stg£ 3,600 thousand)
	¥240 million (PHP70,251 thousand)
Other payables (short-term)	¥199 million (US$ 1,500 thousand)
Accrued expenses	¥229 million (US$ 1,630 thousand)
Other payables (long-term)	¥199 million (US$ 1,500 thousand)

7. Guarantees ¥4,052 million
8. Amount of net assets increased due to valuation at market value of net assets restricted from appropriation to dividends as set forth in Article 290, Paragraph 1, Item 6 of the Japanese Commercial Code ¥ 60 million
9. Net income (loss) per share for the period (April 1, 2001 to March 31, 2002) (175.47) yen

Statement of Operations

Recurring Profit & Loss	from April 1, 2001 to March 31, 2002 (in millions of yen)
Operating income and expenses	
Net sales	**84,421**
Cost of sales	(45,933)
Selling, general and administrative expenses	(41,556)
Operating profit (loss)	**(3,068)**
Non-operating income and expenses	
Non-operating income	
Interest and dividend income	35
Technical licencing fee	500
Foreign currency translation gain	95
Other	207
Non-operating expenses	
Commissions	(103)
Other	(46)
Recurring profit (loss)	**(2,380)**
Non-recurring Profit & Loss	
Non-recurring profit	
Profit on sale of fixed assets	11
Profit on sale of investment securities	522
Non-recurring loss	
Loss on retirement of fixed assets	(110)
Income (loss) before income taxes	**(1,957)**
Provision for income taxes	
Current	(80)
Refund	414
Deferred	(3,641)
Net income (loss)	**(5,264)**
Unappropriated retained earnings brought forward from the previous period	3,795
Unappropriated deficit at end of period	(1,468)

(Notes) 1. All amounts less than ¥1 million yen have been omitted.

2. Sales to the controlling shareholder	¥ 64,020 million
Purchases from the controlling shareholder	¥ 2,016 million
Transactions with the controlling shareholder other than sales and purchases	¥ 119 million
3. Sales to subsidiaries	¥ 3,343 million
Purchases from subsidiaries	¥ 5,430 million
Transactions with subsidiaries other than sales and purchases	¥ 62 million

(Tax effect accounting)

1. Major factors determining deferred tax assets and liabilities:

Deferred tax assets	
Loss on valuation of inventories	¥ 474 million
Disallowed accrued expenses	¥ 5,054 million
Amounts in excess of depreciation	¥ 1,816 million
Amounts in excess of tax limit of reserve for employee retirement and severance benefits	¥ 1,976 million
Tax loss carryforwards	¥ 3,113 million
Other	¥ 1,008 million
Sub-total	¥ 13,444 million
Less valuation allowance	¥ (4,629) million
Total deferred tax assets	¥ 8,814 million
Deferred tax liabilities	
Reserve for special depreciation	¥ (38) million
Prepaid pension costs	¥ (632) million
Unrealized gain on available-for-sale securities	¥ (44) million
Total deferred tax liabilities	¥ (715) million
Net deferred tax assets	¥ 8,098 million

2. Major factors for the difference between the statutory effective tax rate and corporate tax after application of tax effect accounting:

Statutory effective tax rate	(42.1) %
(Adjustment)	
Per-capita resident tax	4.1 %
Reversal of accrued income taxes	(25.0) %
Less valuation allowance	236.5 %
Other	(4.6) %
Actual effective tax rate	168.9 %

(Retirement and severance benefit plans)

1. Outline of benefit plans:
The Company has contributory, funded retirement benefit and pension plans to cover employees who meet eligibility requirements.

2. Items related to retirement and severance benefit obligations:

a. Benefit obligations	¥(15,058) million
b. Fair value of plan assets	¥ 6,763 million
c. Funded status of the plan (a+b)	¥ (8,295) million
d. Unrecognized actuarial gain	¥ 3,583 million
e. Net amount recognized in the balance sheets (c+d)	¥ (4,711) million
f. Prepaid pension costs	¥ (1,504) million
g. Reserve for retirement and severance benefits (e+f)	¥ (6,215) million

3. Items related to net periodic benefit costs:

a. Service cost	¥ 781 million
b. Interest cost	¥ 582 million
c. Expected return on plan assets	¥ (262) million
d. Amortization of net actuarial gain (loss)	¥ 71 million
e. Sub-total (a+b+c+d)	¥ 1,172 million
f. Amount paid as retirement and severance benefits for dispatched employees	¥ 216 million
g. Amount received as retirement and severance benefits for dispatched employees	¥ (71) million
h. Net periodic benefit costs (e+f+g)	¥ 1,318 million

4. Actuarial assumptions used to determine costs and obligations for retirement:

a. Allocation method for the projected benefit obligation	Straight-line method
b. Discount rate	3.0%
c. Expected rate of return on plan assets	4.0%
d. Recognition period of actuarial gain (loss)	18 years (Actuarial gains and losses are amortized, as they arise, from the immediately following year on a straight-line basis over a term that does not exceed the average remaining service period of employees)

Summary of Significant Accounting Policies

1. Valuation method of securities
Investments in subsidiaries and affiliates ······ Valuation at cost, with cost determined by the moving average method
Other securities
Items with a market value: market valuation based on year-end closing market price, etc. (the difference, net of tax, between acquisition cost and carrying market value of other securities is reported as a separate component of shareholders' equity. The cost of other securities sold is computed based on the moving average method.)
Items with no market value: valuation at cost, with cost determined by the moving average method

2. Valuation method of inventories:
Finished goods, work in process ······ Lower of cost (average) or market
Merchandise, supplies ······ Lower of cost, with cost determined by the first-in, first-out method, or market

3. Method of depreciation of fixed assets:
Tangible fixed assets ······ Declining-balance method
However, for buildings acquired on or after April 1, 1998 (excluding facilities attached to buildings), depreciation is computed on the straight-line method.
The principle estimated useful lives range as follows:
Buildings ······ 13 to 50 years
Machinery and equipment ······ 7 years
Tools, furniture and fixtures ······ 4 years
Intangible fixed assets ······ Straight-line method
Patent rights ······ 8 years
Software (Company's own use) ······ 3 years

4. Method of providing significant allowances and reserves:
(a) Allowance for doubtful receivables is provided based primarily on past delinquency occurrance rates for general receivables, and on an individual examination basis for specific doubtful accounts.
(b) Reserve for warranty costs is provided based on past after-sales-service occurrance rates, applying against the sales amount that corresponds to the warranty period.
(c) Reserve for sales promotion is stated based on projected sales commissions and sales costs necessary for the sale of products in the distribution process as part of sales strategy. These projections are based on the Company's prescribed standards.
(d) Employee retirement and severance benefits:
Liabilities incurred from the provision of employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at year-end.
(e) Reserve for Directors' and Corporate Auditors' retirement allowances is provided to cover full amount necessary if due at the year-end based on the company's standards for payment of such allowances.

5. Leases:
Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are treated as operating leases for accounting purposes.

6. Consumption tax, etc. are excluded from all items in the statement of operations.

Changes in accounting policy:
Sales commissions received from communications companies for sales promotions, which were previously accounted for as commissions received in non-operating income, are now deducted from selling, general and administrative expenses, from this fiscal period.
As a result, selling, general and administrative expenses and operating loss each decreased by 1,187 million yen. Recurring loss and loss before income taxes were not affected by this change.

(Reference Material)

The consolidated balance sheets and statements of operations of the Company and Matsushita Graphic Communications Systems, Inc.

1. See pages 35~37 for the consolidated balance sheet and statement of operations of the Company.
2. The consolidated balance sheet and statement of operations of Matsushita Graphic Communications Systems, Inc. are as follows:

Consolidated Balance Sheet

Assets

	March 31, 2002 (in millions of yen)
Current assets	**42,662**
Cash and deposits	6,223
Group deposits	13,598
Trade notes and accounts receivable	10,889
Inventories	4,913
Deferred tax assets	4,822
Other current assets	2,289
Allowance for doubtful receivables	(74)
Fixed assets	**17,452**
Property, plant and equipment	**10,145**
Buildings and structures	4,287
Machinery, equipment and vehicles	2,208
Tools, furniture and fixtures	2,241
Land	1,338
Construction in progress	69
Intangibles	**1,210**
Investments and other assets	**6,097**
Investment securities	524
Deferred tax assets	3,454
Other	2,123
Allowance for doubtful receivables	(5)
Total assets	**60,115**

(Notes) 1. All amounts less than ¥1 million yen have been omitted.
2. Accumulated depreciation of Property, plant and equipment ¥42,390 million
3. "Group deposits" are deposits with Panasonic Finance (Japan) Co., Ltd., a wholly-owned subsidiary of Matsushita Electric Industrial Co., Ltd., for the purpose of centralization and effective use of funds of Matsushita Group companies.

Liabilities

	March 31, 2002 (in millions of yen)
Current liabilities	**30,044**
Trade notes and accounts payable	6,597
Accrued income taxes	198
Accrued expenses	18,497
Advance receipts	1,916
Reserve for warranty costs	567
Reserve for sales promotion	286
Other current liabilities	1,979
Long-term liabilities	**6,438**
Employee retirement and severance benefits	6,238
Other long-term liabilities	199
Total liabilities	**36,483**
Minority interests	**1,739**

Shareholders' Equity

Common stock	**1,500**
Capital surplus	**2,982**
Retained earnings	**17,648**
Unrealized gains of available-for-sale securities	**60**
Cumulative translation adjustments	**(298)**
Total shareholders' equity	**21,893**
Total liabilities, minority interests and shareholders' equity	**60,115**

Consolidated Statement of Operations

	from April 1, 2001 to March 31, 2002 (in millions of yen)
Net sales	**98,142**
Cost of sales	(56,306)
Selling, general and administrative expenses	(44,256)
Operating profit (loss)	**(2,419)**
Non-operating income	
Interest and dividend income	130
Technical licencing fee	500
Other	311
Non-operating expenses	(258)
Recurring profit (loss)	**(1,736)**
Non-recurring profit	
Profit on sale of fixed assets	14
Profit on sale of investment securities	522
Reversal of reserve for warranty costs	352
Adjustment of prior year profit and loss	382
Non-recurring loss	
Loss on sale and retirement of fixed assets	(210)
Restructuring charges	(623)
Income (loss) before income taxes	**(1,299)**
Provision for income taxes	
Current	(81)
Refund	414
Deferred	(3,661)
Minority interests	(182)
Net Income (loss)	**(4,808)**

(Notes) 1. All amounts less than ¥1 million yen have been omitted.
2. Restructuring charges of ¥623 million include impairment losses associated with closing of subsidiaries.

Bill No. 8: To approve the repurchase of the Company's own shares

The Company hereby seeks shareholders' consent for the repurchase of shares of common stock of the Company pursuant to the provisions of Article 210 of the Commercial Code, to enable the Company to flexibly implement capital management in response to changes in the business environment. The maximum number of shares purchasable in aggregate shall be 180 million shares, the amount in aggregate that can be spent for the share purchase shall be up to 300 billion yen, and the purchase period shall be until the closing of the next ordinary general meeting of shareholders.

Bill No. 9: To elect 15 directors

The term of office of 16 directors currently in office, namely Messrs. Yoichi Morishita, Kazuhiko Sugiyama, Kazuo Toda, Yukio Shohtoku, Takami Sano, Susumu Koike, Fumio Ohtsubo, Haruo Ueno, Josei Ito, Toshio Morikawa, Hiroaki Enomoto, Tetsuya Kawakami, Hideaki Iwatani, Yoshitaka Hayashi, Toshihiro Sakamoto and Masaharu Matsushita will expire at the conclusion of the 95th Ordinary General Meeting of Shareholders, and Toru Ishida and Tameshige Hirata will resign as directors at the same time.

In connection with this, the election of 15 directors is hereby proposed.

On this occasion, Kazuhiko Sugiyama will retire from the Board of Directors.

The particulars of the candidates are as follows:

Name and date of birth	Brief personal record (Parentheses indicate major current posts in other companies, if any.)	Ownership of the Company's shares
(1) Yoichi Morishita June 23, 1934	Apr. 1957 Joined the Company; Feb. 1987 Director of the Company; Feb. 1993 President of the Company; June 2000 Chairman of the Board of Directors. (President of Denshi Kaikan K.K.)	75,305 shares
(2) Kazuo Toda February 13, 1941	April 1964 Joined the Company; June 1992 General Manager of Washing Machine Division; June 1994 Director of the Company, and in charge of home appliance business; June 1996 Managing Director of the Company; Apr. 1997 President of Home Appliance & Housing Electronics Company; June 1999 Senior Managing Director of the Company; June 2000 Concurrently, President of AVC Company, and in charge of its storage device business; Apr. 2001 Concurrently, Director of Corporate Marketing Division for Panasonic Brand; June 2001 Concurrently, in charge of design. (President of Kibi Matsushita Co., Ltd. and Katano Matsushita Co., Ltd.)	20,235 shares
(3) Yukio Shohtoku November 8, 1939	Apr. 1963 Joined the Company; Apr. 1987 President of Matsushita Electric Co., (Malaysia) Bhd.; Aug. 1993 Associate Director of Corporate Management Division for Asia, Oceania and the Middle East; June 1994 Director of the Company, and Director of Corporate Management Division for China; June 1999 Managing Director of the Company; June 2000 Concurrently, in charge of Overseas Operations.	22,277 shares

Name and date of birth	Brief personal record (Parentheses indicate major current posts in other companies, if any.)	Ownership of the Company's shares
(4) Takami Sano April 2, 1943	Apr. 1966 Joined the Company; June 1992 Director of Matsushita Battery Industrial Co., Ltd. (MBI); June 1995 Managing Director of MBI, and Director of its Sales Division; June 1997 Senior Managing Director of MBI; June 1998 Director of the Company, and Director of Corporate Industrial Sales Division; June 2000 Managing Director of the Company, and in charge of industrial sales, semiconductor sales, factory automation sales and automotive electronics sales; Apr. 2002 Concurrently, President of Factory Automation Company.	18,033 shares
(5) Susumu Koike November 15, 1945	Apr. 1970 Joined the Company; June 1993 Director of Matsushita Electronics Corporation (MEC); June 1995 Managing Director of MEC; June 1998 Director of the Company, and in charge of semiconductor technology; Apr. 1999 In charge of semiconductor business, and President of MEC; June 2000 Managing Director of the Company; Apr. 2001 Concurrently, President of Semiconductor Company; Apr. 2002 Concurrently, in charge of device engineering, environmental technology, and production engineering.	12,562 shares
(6) Fumio Ohtsubo September 5, 1945	Apr. 1971 Joined the Company; July 1995 General Manager of Audio Division; June 1998 Director of the Company, and Vice President of AVC Company; Apr. 2000 Concurrently, in charge of AV Network Group of AVC Company; June 2000 Managing Director of the Company; Apr. 2001 Concurrently, Business Group Executive of AVC Network Business Group of AVC Company; June 2001 Concurrently, Senior Vice President of AVC Company.	15,000 shares
(7) Haruo Ueno November 9, 1940	Apr. 1965 Joined the National Police Agency (retired in July, 1994); July 1994 Joined the Company; July 1997 Associate Director of Corporate Legal Affairs Division; June 1998 Director of the Company, Director of the Corporate Legal Affairs Division, and in charge of corporate risk management; Dec. 2000 Concurrently, in charge of corporate business ethics; June 2001 Managing Director of the Company, with the same responsibilities as above.	21,000 shares
(8) Josei Ito May 25, 1929	Mar. 1953 Joined Nippon Life Insurance Company; July 1981 Director of Nippon Life Insurance Company; July 1989 President of Nippon Life Insurance Company; June 1994 Director of the Company (remains Director at present); Apr. 1997 Chairman of the Board of Nippon Life Insurance Company. (Chairman of the Board of Nippon Life Insurance Company)	3,000 shares

Name and date of birth	Brief personal record (Parentheses indicate major current posts in other companies, if any.)	Ownership of the Company's shares
(9) Toshio Morikawa March 3, 1933	Apr. 1955 Joined The Sumitomo Bank, Ltd. (currently Sumitomo Mitsui Banking Corporation); June 1980 Director of The Sumitomo Bank, Ltd.; June 1993 President of The Sumitomo Bank, Ltd.; June 1997 Chairman of the Board of The Sumitomo Bank, Ltd.; June 2000 Director of the Company (remains Director at present); Apr. 2001 Executive Advisor of Sumitomo Mitsui Banking Corporation.	5,000 shares
(10) Hiroaki Enomoto November 3, 1942	Apr. 1965 Joined the Ministry of International Trade & Industry (retired in June, 1993); July 1995 Joined the Company; June 1996 Director of the Company (remains Director at present); June 1997 Director of Corporate Public Systems Sales Division; June 1998 Director of Tokyo Branch and in charge of public and private institutional relations.	18,000 shares
(11) Tetsuya Kawakami December 7, 1941	Apr. 1965 Joined the Company; Feb. 1994 General Manager of Affiliates Management Department; June 1996 General Manager of Corporate Accounting Department; June 2000 Director of the Company, and in charge of finance and accounting.	7,167 shares
(12) Hideaki Iwatani July 21, 1945	Apr. 1968 Joined the Company; Oct. 1993 President of Panasonic Company West in Matsushita Electric Corporation of America (MECA); July 1996 President of Panasonic Consumer Electronics Company in MECA; June 2000 Director of the Company, and Director of Corporate Management Division for the Americas.	7,000 shares
(13) Yoshitaka Hayashi June 7, 1946	Apr. 1969 Joined the Company; June 1994 General Manager of Vacuum Cleaner Division; Apr. 1999 Vice President of Home Appliance & Housing Electronics Company; June 2000 Director of the Company, and President of Home Appliance & Housing Electronics Company; Apr. 2001 Concurrently, Director of Corporate Marketing Division for National Brand, and in charge of Healthcare & Medical Business Center.	10,798 shares
(14) Toshihiro Sakamoto Oct. 27 1946	Apr. 1970 Joined the Company; Apr. 1996 General Manager of Corporate Overseas Planning Office; June 1998 President of Matsushita Electric (Taiwan) Co., Ltd.; June 2000 Director of the Company (remains Director at present), and Vice President of AVC Company in charge of Visual Products Group; Apr. 2001 Business Group Executive of Visual Network Products Business Group of AVC Company; June 2001 Concurrently, Senior Vice President of AVC Company. (President of Matsushita AVC Technology Co., Ltd.)	6,278 shares

Bill No. 11: To grant retirement allowances to retiring directors for their meritorious service

It is proposed that retirement allowances be granted to Mr. Kazuhiko Sugiyama, who will retire as director upon expiration of his term at the conclusion of this shareholders' meeting, as well as to Messrs. Toru Ishida and Tameshige Hirata, who will resign as directors also at the conclusion of this shareholders meeting, in respective amounts within a specified range according to the Company's standards.

The decision as to the exact amounts to be granted and the time and method of payment is to be entrusted to the Board of Directors.

Brief personal careers of the above directors are as listed below:

Name	Brief personal career
Kazuhiko Sugiyama	June 1996 Executive Vice President of the Company
Toru Ishida	June 1999 Director of the Company
Tameshige Hirata	June 1999 Director of the Company

Brand names:

Products of Matsushita Electric are sold and serviced in more than 170 countries under these brand names:

National

Panasonic

Technics

Quasar

Some of Matsushita's consolidated subsidiaries also sell their products under other trade names.

Overseas Stock Exchange Listings:

New York, Pacific, Amsterdam,
Frankfurt, Dusseldorf and Paris
Stock Exchanges

Printed in Japan

FOR IMMEDIATE RELEASE

Matsushita Electric to Submit Stock Acquisition Rights Proposal for Approval at Shareholders' Meeting

Osaka, Japan, May 20, 2002 – Matsushita Electric Industrial Co., Ltd. (NYSE: MC) announced that its Board of Directors today resolved to submit a proposal at the ordinary general meeting of shareholders, to be held on June 27, 2002, regarding the issue of stock acquisition rights as stock options, pursuant to the provisions of Article 280-20 and Article 280-21 of the Japanese Commercial Code, as amended.

The details of the proposal are as follows:

1. Reason for issuing stock acquisition rights with specially favorable conditions:
   The rights will be issued for the purpose of providing incentive to directors and employees of the company, and raising their morale, to help enhance the company's corporate value.

2. Directors and employees eligible to receive stock acquisition rights:
   27 directors of the company in office as of the close of the ordinary general meeting of shareholders, and 8 select senior executives in office as of July 1, 2002.

3. Terms and conditions of the stock acquisition rights:
   (1) Class and number of shares which will be issued upon exercise of stock acquisition rights:
   Up to 130,000 shares in aggregate of the company's common stock.
   (2) Total number of stock acquisition rights to be issued:
   Up to 130 stock acquisition rights (1,000 shares of common stock each).
   (3) Issue price of each stock acquisition right:
   Nil.

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(4) The amount to be paid upon exercise of each stock acquisition right:

The amount to be paid upon exercise of each stock acquisition right will be the price paid per share (exercise price), as prescribed below, multiplied by the number of shares per stock acquisition right (see (2) above).

The exercise price will be 1.05 times the average daily closing price of the company's common stock on the Tokyo Stock Exchange for the month immediately preceding the date on which the stock acquisition rights are to be issued. However, if the resulting exercise price is less than the closing price of the company's common stock on the date that stock acquisition rights are issued, the closing price for that day will be the exercise price. Any fractional yen amounts resulting from the above calculation will be rounded up to the nearest whole yen amount.

In the event of a stock split, or the issue of new shares at a price less than the market price of the company's common stock, the exercise price shall be adjusted according to the following formula. Any fractional yen amounts resulting from the below calculation will be rounded up to the nearest whole yen amount.

$$\text{Adjusted exercise price} = \text{Exercise price before adjustment} \times \frac{\text{Number of shares already issued} + \dfrac{\text{Number of newly issued shares} \times \text{Amount to be paid per share}}{\text{Market price per share before stock split or issue}}}{\text{Number of shares already issued} + \text{Number of shares increased due to stock split or issue}}$$

(5) Period during which stock acquisition rights may be exercised (exercise period):

July 1, 2004 through June 30, 2008.

(6) Conditions for exercise of stock acquisition rights:

A. Each stock acquisition right may not be exercised in part. However, if the company reduces the number of shares constituting one unit, under the Unit Share System, each stock acquisition right may be exercised in part to the extent of obtaining a whole unit of shares (after such reduction of the number of shares constituting one unit) or any integral multiples thereof.

B. In the event that a director or a senior executive holding stock acquisition rights retires from an eligible position before the beginning of the exercise period, such person may exercise stock acquisition rights for the period of 1 year, beginning July 1, 2004.

C. In the event that a director or a senior executive holding stock acquisition rights retires from an eligible position during the exercise period, such person may exercise stock acquisition rights for the period of 6 months from the time of retirement, but not after the exercise period.

D. Conditions set forth in B. and C. above are not applicable in cases where a director holding stock acquisition rights retires to become a qualified senior executive assuming the position of a director of one of the company's wholly-owned or major unlisted subsidiaries, or in cases where a senior executive holding stock acquisition rights retires from such position to assume the position of a director of the company.

E. Other conditions for the exercise of stock acquisition rights shall be provided for in an agreement to be entered into between the company and each eligible director or senior executive, pursuant to the resolutions to be adopted at the ordinary general meeting of shareholders, and the resolutions of the Board of Directors of the company.

(7) Cancellation of stock acquisition rights:

The company may cancel stock acquisition rights, free of charge, in any of the following cases:

A. a holder of stock acquisition rights passes away between the date of issue of stock acquisition rights and June 30, 2008;

B. the company acquires unexercised stock acquisition rights;

C. stock acquisition rights become unexercisable pursuant to provisions set forth in (5) and (6) above;

D. any other cases shall be provided for in an agreement to be entered into between the company and each eligible director or senior executive, pursuant to the resolutions to be adopted at the ordinary general meeting of shareholders and the resolutions of the Board of Directors of the company.

(8) Restriction on the transfer of stock acquisition rights:

Approval from the Board of Directors of the company is required for transfer of stock acquisition rights.

The above terms are subject to the shareholders' approval at the ordinary general meeting of shareholders, to be held on June 27, 2002. The details of issue and allotment of stock acquisition rights will be determined by a resolution of the Board of Directors of the company to be held after such meeting of shareholders.

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Matsushita Electric Industrial Co., Ltd. is one of the world's leading producers of electronic and electric products for consumer, business and industrial use, which it markets around the world under the "Panasonic," "National," "Technics" and "Quasar" brand names. Matsushita's shares are listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, Amsterdam, Dusseldorf, Frankfurt, New York, Pacific and Paris stock exchanges. For more information, visit the Matsushita web site at the following URL: http://www.panasonic.co.jp/global/

Contact: Akihiro Takei
Panasonic Fiance (America), Inc.
(212) 698-1365

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